UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Individual and Consolidated Financial Statements
2024
Azul S.A.

EO

Contents

Management report	3
Declaration of the officers on the individual and consolidated financial statements	12
Declaration of the officers on the independent auditor’s report	13
Summary report of the statutory audit committee	14
Independent auditor report	17

2

Management Comments

I would like to start by thanking our crewmembers for all their hard work throughout 2024. The combination of a weakening Brazilian real, the floods in Rio Grande do Sul state, significant OEM and supply chain issues, and higher-than-expected fuel prices made for a very challenging year, and once again our strong culture proved as essential and unique as ever.

Despite these headwinds, we achieved our full-year guidance by delivering a record EBITDA of more than R$6.0 billion for the year, and we remain confident that the fundamentals of our business are working as expected. The year's results demonstrate the strength of our business model, overcoming challenges that were out of our control. This is a true testament to our incredible crewmembers, who delivered a world-class experience to our 30 million customers this year, each and every day. Once again, we clearly demonstrated our ability to continue increasing profitability despite higher currency.

We also delivered an all-time record revenue of R$19.5 billion in 2024, an increase of 4.4% over the same period last year, mainly driven by a healthy demand environment, robust revenues from our business units, and an increase in capacity. RASK and PRASK remained at high levels at R$42.18 cents and R$39.15 cents, respectively, demonstrating the strength of our business model. Capacity for the year grew 5.2%, supported by 8% domestic growth offset by a temporary reduction in our international network due to a transition in our widebody fleet.

Another important factor contributing to our healthy revenues and margins is our growth beyond the metal, i.e. our diversified business units. They continued their growth trajectories this year, contributing to our healthy revenues and margins. Our loyalty program Azul Fidelidade is now at more than 18 million members, with active users also at all-time highs. Gross billings for the program increased 27% versus 2023. Our vacations business Azul Viagens increased gross billings 63% year over year thanks to strong demand in leisure markets supported by our dedicated network. Finally, our cargo business remained strong, with continued recovery in international markets, where revenues increased almost 9% year over year.

We effectively managed our costs, with a 3.6% decrease in CASK in 2024 compared to 2023, mainly driven by the 7.6% reduction in fuel prices and our cost reduction initiatives and productivity gains to offset 7.8% year-over-year depreciation of the currency and almost 5% inflation over the last 12 months.

Immediate liquidity remained above R$3 billion, representing 16% of the last twelve months’ revenues. Additionally, in January we announced the successful conclusion of our agreements with bondholders, lessors and OEMs, and the closing of the previously announced offering of US$525 million in Superpriority Notes due 2030. This comprehensive balance sheet restructuring included a broad financing plan, focused on improving liquidity and cash generation, and reducing leverage, with more than US$1.6 billion in debt being extinguished from the balance sheet, and improving our cash generation up to US$200 million per year.

By achieving these results, we have strengthened our balance sheet, and we can now turn our attention to executing our margin expansion plan and generating positive free cash flow, as we continue to add larger, next-generation aircraft to our fleet. These aircraft are more fuel-efficient, resulting in lower unit costs and improving revenue across our network.

The year's results demonstrate the strength and uniqueness of our business model, overcoming numerous challenges. Now that 2024 is behind us, I could not be more confident on our ability to build a better Azul with sustainable long-term competitive advantages.

Finally, I would like to thank our stakeholders for supporting our plan and once again believing in Azul and our team. Our best years are ahead of us.

John Rodgerson, CEO of Azul S.A.

3

Azul in 2024

✓  Largest airline in Brazil in cities served and departures, with more than 1,000 peak daily flights to more than 150 destinations.

✓  Operating fleet with 181 aircraft with an average age of 7.2 years (excluding Cessna aircraft)

✓  39% of domestic departures and 30% market share (RPK)

✓  The sixth most on-time airline in the world

Aviation market

2024 was, once again, a year of strong demand for Azul, with significant improvements in capacity, revenue and earnings compared to the previous year.

During the year, Azul experienced significant growth in both domestic and international markets, and as a result, operating revenue reached once again a record, as travel demand remained strong. Total operating revenue reached R$19.5 billion, up 4.4% above 2023.

For the full year, EBITDA reached an all-time record of R$6.0 billion. EBITDA adjusted for non-recurring items reached R$6.1 billion, an increase of 16.4% compared to 2023, and an EBITDA margin of 31.1%, above guidance and market consensus.

In 2024, Azul remained focused on its network, ending the year with a capacity increase of 5.2% year-over -year, and a 6.7% increase in RPKs, resulting in a load factor of 81.6%.

Market Share¹ (Domestic RPK, 2024)	Azul’s Domestic Market¹ (RPK %)

¹Source: Anac

4

Consolidated Results

The following revised income statement and operating data should be read in conjunction with the annual results comments presented below. Prior periods have been restated to reflect adoption of the new IFRS 16 accounting standards.

Income statement (R$ million)¹	2024	2023	% ∆
Operating Revenue
Passenger revenue	18,123.1	17,362.9	4.4%
Cargo revenue and other	1,403.1	1,331.7	5.4%
Total operating revenue	19,526.2	18,694.6	4.4%
Operating Expenses
Aircraft fuel	(5,583.5)	(5,890.5)	-5.2%
Salaries and benefits	(2,722.9)	(2,397.3)	13.6%
Depreciation and amortization	(2,564.0)	(2,314.3)	10.8%
Airport fees	(1,074.8)	(1,056.9)	1.7%
Traffic and customer servicing	(872.5)	(807.6)	8.0%
Sales and marketing	(889.2)	(779.3)	14.1%
Maintenance and repairs	(789.2)	(686.2)	15.0%
Other	(1,522.4)	(1,862.7)	-18.3%
Total Operating Expenses	(16,018.5)	(15,794.7)	1.4%
Operating Result	3,507.7	2,899.9	21.0%
Operating margin	18.0%	15.5%	+2.5 p.p.
EBITDA	6,071.7	5,214.2	16.4%
EBITDA margin	31.1%	27.9%	+3.2 p.p.
Financial Result
Financial income	239.1	220.1	8.6%
Financial expenses²	(4,741.2)	(5,363.5)	-11.6%
Derivative financial instruments, net²	(119.3)	19.9	n.a.
Foreign currency exchange, net	(7,160.1)	1,562.8	n.a.
Result Before Income Taxes	(8,273.8)	(660.8)	1152.1%
Income tax and social contribution	(0.7)	-	n.a.
Deferred income tax and social contribution	39.5	(39.5)	n.a.
Net Result²	(8,235.0)	(700.3)	1075.9%
Net margin	-42.2%	-3.7%	-38.4 p.p.
Adjusted Net Result² ³	(1,057.4)	(2,421.0)	-56.3%
Adjusted net margin² ³	-5.4%	-13.0%	+7.5 p.p.
Shares outstanding⁴	347.7	347.5	0.0%
EPS	(23.69)	(2.02)	1075.4%
EPS (US$)	(4.40)	(0.40)	990.1%
EPADR (US$)	(13.19)	(1.21)	990.1%
Adjusted EPS³	(3.04)	(6.97)	-56.3%
Adjusted EPS³ (US$)	(0.56)	(1.39)	-59.5%
Adjusted EPADR³ (US$)	(1.69)	(4.18)	-59.5%

¹Operating results were adjusted for non-recurring items.

²Excludes the conversion right related to the convertible debentures.

³Adjusted net result and EPS/EPADR were adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

5

⁴Shares outstanding do not include the dilution related to the convertible and equity instruments.

Operating Data¹	2024	2023	% ∆
ASK (million)	46,292	44,006	5.2%
Domestic	37,177	34,367	8.2%
International	9,115	9,639	-5.4%
RPK (million)	37,778	35,399	6.7%
Domestic	29,920	27,180	10.1%
International	7,858	8,219	-4.4%
Load factor (%)	81.6%	80.4%	+1.2 p.p.
Domestic	80.5%	79.1%	+1.4 p.p.
International	86.2%	85.3%	+0.9 p.p.
Average fare (R$)	587.1	593.0	-1.0%
Passengers (thousands)	30,871	29,278	5.4%
Block hours	567,774	550,843	3.1%
Aircraft utilization (hours per day)²	11.5	10.0	15.0%
Departures	322,082	316,896	1.6%
Average stage length (km)	1,183	1,159	2.1%
End of period operating passenger aircraft	181	183	-1.1%
Fuel consumption (thousands of liters)	1,324,982	1,291,297	2.6%
Fuel consumption per ASK	28.6	29.3	-2.5%
Full-time-equivalent employees	15,367	15,248	0.8%
End of period FTE per aircraft	85	83	1.9%
Yield (R$ cents)	47.97	49.05	-2.2%
RASK (R$ cents)	42.18	42.48	-0.7%
PRASK (R$ cents)	39.15	39.46	-0.8%
CASK (R$ cents)	34.60	35.89	-3.6%
CASK ex-fuel (R$ cents)	22.54	22.51	0.2%
Fuel cost per liter (R$)	4.21	4.56	-7.6%
Break-even load factor (%)	66.9%	68.0%	-1.0 p.p.
Average exchange rate (R$ per US$)	5.39	5.00	7.8%
End of period exchange rate	6.19	4.90	26.4%
Inflation (IPCA/LTM)	4.83%	4.46%	+0.4 p.p.
WTI (average per barrel, US$)	76.99	77.66	-0.9%
Heating oil (US$ per gallon)	2.44	2.81	-13.2%

¹Operating results were adjusted for non-recurring items
²Excludes Cessna aircraft

In 2024, Azul´s total operating revenue increased R$832 million or 4.4%, reaching a record of R$19.5 billion. Passenger revenue increased 4.4% on 5.2% more capacity compared to the same period last year, boosted by strong demand in both domestic and international passenger demand and the outstanding performance of our other businesses.

Cargo revenue and other reached R$1.4 billion in 2024, 5.4% higher than 2023, mainly due to the business growth in the fourth quarter, by expanding our diversified customer base with even more retailers, manufacturers, and e-commerce operators in Brazil who value our reliable, far-reaching logistic solutions.

RASK and PRASK reached R$42.18 cents and R$39.15 cents, respectively, mainly due to the sustainable competitive advantages of our unique business model. Compared to 2023, RASK and PRASK remained flat.

6

 The table below sets forth the breakdown of our operating revenue and expenses per ASK basis for the periods indicated:

R$ cents¹	2024	2023	% Δ
Operating revenue per ASK
Passenger revenue	39.15	39.46	-0.8%
Cargo revenue and other	3.03	3.03	0.2%
Operating revenue (RASK)	42.18	42.48	-0.7%
Operating expenses per ASK
Aircraft fuel	(12.06)	(13.39)	-9.9%
Salaries and benefits	(5.88)	(5.45)	8.0%
Depreciation and amortization	(5.54)	(5.26)	5.3%
Airport fees	(2.32)	(2.40)	-3.3%
Traffic and customer servicing	(1.88)	(1.84)	2.7%
Sales and marketing	(1.92)	(1.77)	8.5%
Maintenance and repairs	(1.70)	(1.56)	9.3%
Other operating expenses	(3.29)	(4.23)	-22.3%
Total operating expenses (CASK)	(34.60)	(35.89)	-3.6%
Operating income per ASK (RASK-CASK)	7.58	6.59	15.0%

¹Operating results were adjusted for non-recurring items.

Operating Expenses

In 2024, Azul recorded operating expenses of R$16.0 billion, compared to R$15.8 billion in 2023, representing an increase of 1.4%, mainly due to the capacity and revenue increase of 5.2% and 4.4%, respectively in addition to investments to growth and maximize fleet availability to benefit from the continued strong demand environment, offset by a 7.6% reduction in jet fuel price per liter and 7.8% average depreciation of the real against the dollar.

The breakdown of our main operating expenses compared to 2023 is as follows:

▪	Aircraft fuel decreased 5.2% to R$5,583.5 million, even with a 5.2% increase in total capacity, mostly due to a 7.6% reduction in fuel price per liter (excluding hedges) and a reduction in fuel burn per ASK as a result of the higher utilization of our next-generation fleet.
▪	Salaries and benefits increased 13.6%, mainly driven by our capacity increase of 5.2% in 2024, a 4.8% union increase in salaries as a result of collective bargaining agreements with unions applicable to all airline employees in Brazil, and the insourcing of certain activities as total cost reduction initiatives.
▪	Depreciation and amortization increased 10.8% or R$249.7 million, driven by the increase in the size of our fleet compared to 2024, as a result of the fleet transformation process.
▪	Airport fees increased 1.7% or R$17.9 million, mostly driven by the 5.2% increase in total capacity, partially offset by a reduction in fines related to the individual settlement agreement with the National Treasury Attorney’s Office and the Special Secretariat of the Federal Revenue of Brazil.
▪	Traffic and customer servicing increased R$64.9 million, mostly due to the 5.4% increase in passengers, 1.6% increase in departures, in addition to 4.8% inflation in the period, partially offset by the reduction in onboard services.
▪	Sales and marketing increased 14.1%, or R$110.0 million, mostly driven by higher advertising campaigns and regional events, in addition to the 4,4% growth in our passenger revenue, leading to an increase in credit card fees and commissions.

7

▪	Maintenance and repairs increased R$103.0 million compared to 2024, mostly driven by a higher number of maintenance events to maximize aircraft availability and support 2024 growth and the 7.8% average depreciation of the real against the dollar, partially offset by savings from insourcing of maintenance events and renegotiations with suppliers.
▪	Other expenses reduced R$340.3 million, mainly driven by cost-reduction initiatives and lower number of judicial claims in the period, partially offset by the 7.8% depreciation of the Brazilian real against the US dollar.

Liquidity and Financing

Azul ended the year with R$3.1 billion in immediate liquidity, including cash and cash equivalents, accounts receivable and short-term investments, R$35.9 million higher than the same period in 2023 even after paying more than R$9.2 billion in leases, loans, deferral repayments, maintenance reserves, interest and capital expenses. This immediate liquidity represents 15.7% of our LTM revenues.

Total liquidity including deposits, maintenance reserves, long-term investments and receivables was R$7.5 billion as of December 31, 2024.

Liquidity (R$ million)	2024	2023	% ∆
Cash, cash equivalents and short-term investments	1,281.9	1,897.3	-32.4%
Accounts receivable	1,775.4	1,124.0	58.0%
Immediate liquidity	3,057.3	3,021.3	1.2%
Cash as % of LTM revenue	15.7%	16.2%	-0.5 p.p.
Long-term investments and receivables	1,040.5	796.5	30.6%
Security deposits and maintenance reserves	3,392.7	2,293.5	47.9%
Total Liquidity	7,490.4	6,111.4	22.6%

Azul’s debt amortization schedule as of December 31, 2024, is set out below. The chart converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of R$6.19 and does not consider the new debt and equitization from our recently announced transaction.

Loans and financing debt amortization as of December 31st, 2024¹
(R$ million converted at R$6.19 reais per dollar)

Excludes convertible debentures, equity instruments and OEMs’ notes.

8

Gross debt increased 45.3% or R$10,491.5 million compared to December 31, 2023, mostly due to the 26.4% end of period depreciation of the Brazilian real against the US dollar, which increased our dollar-denominated lease liabilities and loans in R$6.5 billion, in addition to the increase in our lease liabilities related to new aircraft entering our fleet in 2024 at R$2.7 billion, and roughly R$2.3 billion of net loans raised in 2024.

As of December 31, 2024, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 3.8 years, with an average interest rate of 11.3%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 4% and 10.9%, respectively.

Loans and financing (R$ million)¹	2024	2023	% ∆
Lease liabilities	16,627.8	11,805.1	40.9%
Lease notes	1,357.0	1,030.8	31.6%
Finance lease liabilities	710.9	650.7	9.3%
Other aircraft loans and financing	994.1	399.4	148.9%
Loans and financing	13,987.3	9,299.5	50.4%
% of non-aircraft debt in local currency	10%	10%	+0.1 p.p.
% of total debt in local currency	4%	4%	-0.0 p.p.
Gross debt	33,677.1	23,185.6	45.3%

Considers the effect of hedges on debt, net of aircraft sublease receivables; excludes convertible debentures.

Azul’s leverage ratio measured as net debt to LTM EBITDA was 4.9x, mainly due to the devaluation of the Brazilian real against the US dollar this year, which impacted our dollar-denominated debt. Considering foreign exchange rate at R$5.70 and adjusting the debt for aircraft that entered the fleet in 2024, leverage would have been 4.15x. Considering the pro-forma net debt from our recently announced transaction and foreign exchange rate at R$5.70, Azul’s leverage ratio would have been 3.7x.

Key financial ratios (R$ million)	2024	2023	% ∆
Cash¹	4,097.7	3,817.9	7.3%
Gross debt²	33,677.1	23,185.6	45.3%
Net debt	29,579.4	19,367.7	52.7%
Net debt / EBITDA (LTM)	4.9x	3.7x	1.2x

¹Includes cash and cash equivalents, short-term and long-term investments, and receivables.
²Excludes convertible debentures.

9

Fleet

As of December 31, 2024, Azul had a passenger operating fleet of 181 aircraft and a passenger contractual fleet of 185 aircraft, with an average aircraft age of 7.2 years excluding Cessna aircraft.

Azul ended the year with approximately 83% of its capacity coming from next-generation aircraft, considerably higher than any competitor in the region.

Passenger Contractual Fleet	2024	2023	% ∆
Airbus widebody	13	11	18.2%
Airbus narrowbody	57	55	3.6%
Embraer E2	30	20	50.0%
Embraer E1	29	42	-31.0%
ATR	32	37	-13.5%
Cessna	24	24	-
Total passenger contractual fleet	185	189	-2.1%
Aircraft under operating leases	171	164	4.3%

Passenger Operating Fleet	2024	2023	% ∆
Airbus widebody	12	11	9.1%
Airbus narrowbody	56	55	1.8%
Embraer E2	28	20	40.0%
Embraer E1	29	37	-21.6%
ATR	32	36	-11.1%
Cessna	24	24	-
Total passenger operating fleet	181	183	-1.1%

10

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information, according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry.

ESG Key Indicators	2024	2023	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,075	1,102	-2.5%
Total fuel consumed (GJ x 1000)	49,773	48,508	2.6%
Fleet
Average age of operating fleet¹ (years)	7.2	7.1	1.8%
Social
Labor Relations
Employee gender: male (%)	59.3%	59.8%	-0.5 p.p.
Employee gender: female (%)	40.8%	40.2%	0.6 p.p.
Employee monthly turnover (%)	0.9%	0.9%	-
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	6,987	4,324	62%
Governance
Management
Independent directors (%)	92%	91%	0.7 p.p.
Percent of Board members that are women (%)	25%	18%	7.0 p.p.
Board of Directors' average age (years)	59	58	1.9%
Director meeting attendance (%)	99%	96%	3 p.p.
Board size (#)	12	11	9.1%
Participation of women in leadership positions (%)	38%	40%	-2 p.p.

¹Excluding Cessna aircraft

11

Declaration of the officers on the individual and consolidated financial statements

In accordance with item VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the individual and consolidated financial statements for the year ended December 31, 2024.

Barueri, February 24, 2025.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Daniel Tckaz

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

12

Directors' statement on the independent auditor's report

In accordance with item V of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the opinion expressed in the independent auditor's report on the examination of the individual and consolidated financial statements relating to for the year ending December 31, 2024.

Barueri, February 24, 2025.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Daniel Tckaz

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

13

Summary report of the statutory audit committee (“SAC”)

Presentation and general information (“SAC”)

The Statutory Audit Committee is an advisory body directly linked to the Board of Directors, with operational autonomy and own budget, for advisory purposes, for:

(i)	Engaging and removing the independent auditor;

(ii)	Supervising the independent auditor’s activities as to:

(a)	its independence;
(b)	the quality of the services provided; and
(c)	the adequacy of the services provided to meet the Company needs;

(iii)	Supervising the Company’s internal controls and internal audit areas;

(iv)	Supervising the activities of the Company’s financial statements preparation function;

(v)	Monitoring the quality and integrity of the Company’s internal control mechanisms;

(vi)	Monitoring the quality and integrity of the Company’s quarterly information, interim and annual financial statements;

(vii)	Monitoring the quality and integrity of the information and measurements disclosed on the basis of adjusted accounting data and non-accounting data that add elements not addressed by the structure of the usual reports on the Company’s financial statements;

(viii)	Assessing and monitoring the Company’s risk exposures, and also requiring in-depth information about policies and procedures regarding:

(a) management fees;

(b) the use of Company assets; and

(c) expenses incurred in the Company’s name;

(ix)	Assessing and monitoring, together with management and the internal audit function, the adequacy of the Company transactions with related parties and their respective disclosures;

(x)	Preparing the annual summary report to be presented together with the financial statements, containing the description of:

(a)	its activities, the results and conclusions reached and recommendations made; and
(b)	any situations in which there is a significant disagreement among Company management, the independent auditor and the Statutory Audit Committee in relation to the Company’s financial statements;

(xi)	Analysis of guarantee proposals and approval for deliberation by the Board of Directors.
14

Summary of statutory audit committee activities in 2024

Internal audit and internal controls

(i)	Review and approval of the major Company risks;

(ii)	Analysis and approval of the planning of projects related to obtaining the 404 certification (Sarbanes-Oxley Act) and internal audit to be carried out in 2025;

(iii)	Monitoring the addressing of deficiencies in internal controls identified in previous years and during the year ended December 31, 2024;

(iv)	Analysis of the audit work carried out in light of inquiries of independent auditors;

(v)	Monitoring of the services carried out in 2024;

(vi)	Analysis and authorization of request of adjustments to the audit plan; and

(vii)	Monitoring of internal control tests for certification to meet the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act.

Independent audit

(i)	Replacement of the auditing firm Ernst & Young Auditores Independentes S/S Ltda. by Grant Thornton Auditores Independentes Ltda.;

(ii)	Analysis and approval of the information provided by Grant Thornton Auditores Independentes Ltda. for the year ended December 31, 2024; and

(iii)	Assessment of the planning and strategy of Grant Thornton Auditores Independentes Ltda. for the year 2025.

Individual and consolidated financial statements

(i)	Review and recommendation to the Board of Directors as to the approval of the Company’s individual and consolidated financial statements;

(ii)	Monitoring of the provisions for risks and accounting estimates;

15

Opinion of the statutory audit committee

In compliance with the legal provisions, the Statutory Audit Committee reviewed the management report and the individual and consolidated financial statements for the year ended December 31, 2024. Based on this review and also considering the information and clarifications provided by the Company management and by Grant Thornton Auditores Independentes Ltda. during the year, the Statutory Audit Committee expressed a favorable opinion on the management report and on the individual and consolidated financial statements for the year ended December 31, 2024, together with the independent auditor’s report issued by Grant Thornton Auditores Independentes Ltda., recommending the Board of Directors to approve them.

Barueri, February 24, 2024.

Sergio Eraldo de Salles Pinto

Member, Coordinator of the Audit Committee and Financial Specialist

Gilberto Peralta

Member of the Audit Committee

Renata Faber Rocha Ribeiro

Member of the Audit Committee

16

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)
Independent auditor’s report on the individual and consolidated financial statements

Grant Thornton Auditores Independentes Ltda. Av. José de Souza Campos, 507 - 5[o] andar Cambuí - Campinas (SP) Brazil T +55 19 2042-1036 www.grantthornton.com.br

To the Management, Directors, and Shareholders of

Azul S.A.

Barueri – SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Azul S.A. (the Company), identified as parent and consolidated, respectively, which comprise the statement of financial position as of December 31, 2024 and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and the corresponding explanatory notes, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Azul S.A. as of December 31, 2024, its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently denominated IFRS Accounting Standards).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our judgment, were of most significance in our audit in the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements and, therefore, we do not provide a separate opinion on these matters.

17

Revenue from passenger transport (including breakage) (Explanatory Note nº 35)

Reason why the matter was considered a key audit matter

The Company recognizes passenger transportation revenue after the effective render of the transportation service, with sold and unflown flight segments recorded under "Air traffic liability and loyalty program", net of the estimated revenue from the expiration of unused tickets ("breakage"). Additionally, the ticket sales process and passenger transportation revenue recognition are highly dependent on information technology systems to systematically and accurately record transactions. However, these systems use assumptions and judgments in recognizing breakage revenue, which involves certain assumptions and judgments made by management, such as the expectation of unused ticket expiration, historical data, among others considered by management for revenue recognition. Therefore, this matter was considered a risk area in the current year and, thus, a key audit matter due to the high degree of judgment and uncertainties inherent in the process of determining assumptions and the relevance of the amounts involved.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	Understanding the automated IT internal controls used by management for recording and controlling passenger transportation revenue activities and estimating revenue from the expiration of unused tickets ("breakage");
•	Performing analytical audit procedures using an automated audit tool called Audit Data Analytics (ADA) for passenger transportation revenues;
•	On a sample basis, testing through observation procedures, passenger boarding, and verifying the recognition of the respective revenue for a sample of flights;
•	Performing substantive tests, on a sample basis, to verify if revenue transactions were adequately supported and recognized;
•	Challenging the assumptions determined by management for breakage calculation, with the assistance of our internal actuarial specialists, to verify the reasonableness of the model used by management and if there were any inconsistent assumptions and/or those that should be reviewed;
•	Evaluating if the disclosures in the explanatory notes were consistent with the information and representations obtained from management.

Based on the evidence obtained and the audit procedures described above, we consider the procedures adopted by management for recognizing passenger transportation revenue (including breakage), as well as the respective disclosures, are reasonable in the context of the individual and consolidated financial statements taken as a whole.

Going Concern Assessment (Explanatory Notes Nos. 2 and 41)

Reason why the matter was considered a key audit matter

The individual and consolidated financial statements were prepared by management using the going concern assumption, based on the assumption that the Company is in operation and expects to continue operating for the foreseeable future, at least twelve months from the balance sheet date of the financial statements. This assumption assumes that management does not intend to liquidate the Company or cease its operations, having concluded that there is a reasonable expectation regarding the Company's going concern, supporting the preparation of the individual and consolidated financial statements using this assumption.

The Company incurred a loss of R$ 9,151,371 thousand during the year ended December 31, 2024, and at that date, it had negative equity, both individual and consolidated, amounting to R$ 30,435,270 thousand, as well as consolidated current liabilities exceeding consolidated current assets by R$ 15,684,277 thousand at that date. The actions and measures in progress by the Company's management, described in the explanatory notes, include measures already implemented and ongoing to maintain going concern. The calculations supporting the assumptions of expected profitability and cash flow require management to make judgments with a high degree of subjectivity. Therefore, due to the degree of judgment involved in preparing cash flow projections and evaluating the use of the going concern assumption by the Company's management in preparing the individual and consolidated financial statements, we considered this a significant matter for our audit.

18

How the matter was addressed in our audit

Our audit procedures included, among others:

•	Analyzing the Company's and its subsidiaries' ability to continue operating in the foreseeable future based on existing factual information and data provided by management;
•	Reviewing the methodology and assumptions used by management in the going concern study for the next twelve months from the balance sheet date of the individual and consolidated financial statements and respective cash flows, including the evaluation of relevant subsequent effects up to the issuance date of the aforementioned financial statements;
•	With the assistance of our internal corporate finance specialists, evaluating the assumptions used by the Company's management in determining cash flow projections, considering the realized results, as well as the consistency of the projections compared to the actual results for the past periods;
•	Analyzing ongoing restructurings to reduce costs, as well as expected profitability in the foreseeable future to support operations;
•	Reviewing the debt negotiation schedule and future financing sources; and
•	Evaluating if the respective disclosures presented by the Company's management were adequate.

Based on the procedures performed, we consider the judgments exercised and assumptions adopted by the Company's management in evaluating the going concern assumption, as well as the respective disclosures provided, to be reasonable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2024, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been subject to auditing procedures which were performed together with the audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Audit of the corresponding values for the comparative year

The audit of the individual and consolidated financial statements of the Company as of December 31, 2023, which corresponding values are presented for comparison purposes, was conducted under the responsibility of another independent auditor, who issued an unmodified audit report on April 12, 2024.

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise, appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

19

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently denominated IFRS Accounting Standards), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company’s and its subsidiaries’ governance are responsible for overseeing the financial reporting process.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
•	Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal controls;
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;
•	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation; and
•	Obtain sufficient and appropriate audit evidence regarding the financial statements of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit and, consequently, for the audit opinion.
20

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our audit report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Campinas, February 24, 2025

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-028.281/O-4 F SP

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

21

		Parent company		Consolidated
Assets	Note	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Current assets

Cash and cash equivalents	6	2,015	2,809	1,210,009	1,897,336
Short-term investments	7	-	-	71,898	-
Accounts receivable	8	-	-	1,775,374	1,109,408
Aircraft sublease	9	-	-	-	14,592
Inventories	10	-	-	943,578	799,208
Deposits	11	-	7,802	328,876	515,692
Taxes recoverable	12	11	4,984	203,951	219,433
Derivative financial instruments	25	-	-	-	21,909
Related parties	31	1,307,350	216,388	-	-
Advances to suppliers	13	-	-	274,282	221,051
Other assets	14	2,357	2,079	850,052	245,518
Total current assets		1,311,733	234,062	5,658,020	5,044,147

Non-current assets

Long-term investments	7	-	-	1,040,454	780,312
Aircraft sublease	9	-	-	-	16,210
Deposits	11	65	70	3,063,786	1,777,803
Taxes to recover	12	-	-	36,136	-
Related parties	31	1,570,408	1,578,332	-	-
Other assets	14	-	-	411,701	143,781
Investments	16	759,173	760,782	-	-
Property and equipment	17	-	-	3,034,554	2,295,851
Right-of-use assets	18	-	-	11,470,679	9,011,558
Intangible assets	19	-	-	1,559,613	1,463,247
Total non-current assets		2,329,646	2,339,184	20,616,923	15,488,762

Total assets		3,641,379	2,573,246	26,274,943	20,532,909

The accompanying notes are an integral part of these individual and consolidated financial statements.

22

		Parent company		Consolidated
Liabilities and equity	Note	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Current liabilities

Loans and financing	20	-	-	2,207,199	1,100,051
Reverse factoring	24	-	-	-	290,847
Leases	21	1,241,318	216,388	6,314,221	3,687,392
Convertible debt instruments	22	124,321	25,807	124,321	25,807
Accounts payable	23	72,674	10,651	4,147,225	2,277,841
Airport taxes and fees	26	-	-	584,739	588,404
Air traffic liability and loyalty program	27	-	-	6,326,057	5,205,876
Salaries and benefits	28	2,470	2,344	508,448	474,797
Taxes payable	29	956	506	125,055	142,168
Derivative financial instruments	25	-	-	65,375	68,905
Provisions	30	-	-	670,722	736,430
Related parties	31	5,291	52,129	-	-
Other liabilities		-	-	268,935	150,362
Total current liabilities		1,447,030	307,825	21,342,297	14,748,880

Non-current liabilities

Loans and financing	20	-	-	12,774,218	8,598,861
Leases	21	1,441,847	1,443,351	15,064,626	11,459,019
Convertible debt instruments	22	1,058,047	1,175,803	1,058,047	1,175,803
Accounts payable	23	107,416	119,841	1,162,396	1,320,927
Airport taxes and fees	26	-	-	792,680	1,171,679
Taxes payable	29	809	-	198,898	112,287
Derivative financial instruments	25	-	-	-	840
Deferred income tax and social contribution	15	-	39,526	-	39,526
Provisions	30	142	30	3,508,314	2,404,423
Related parties	31	1,083,007	683,763	-	-
Provision for loss on investment	16	28,938,351	20,130,955	-	-
Other liabilities		-	-	808,737	828,512
Total non-current liabilities		32,629,619	23,593,269	35,367,916	27,111,877

Equity	32

Issued capital		2,315,628	2,314,821	2,315,628	2,314,821
Advance for future capital increase		-	789	-	789
Capital reserve		2,066,023	2,029,610	2,066,023	2,029,610
Treasury shares		(4,334)	(9,041)	(4,334)	(9,041)
Other comprehensive income		5,917	3,106	5,917	3,106
Accumulated losses		(34,818,504)	(25,667,133)	(34,818,504)	(25,667,133)
		(30,435,270)	(21,327,848)	(30,435,270)	(21,327,848)

Total liabilities and equity		3,641,379	2,573,246	26,274,943	20,532,909

The accompanying notes are an integral part of these individual and consolidated financial statements.

23

		Parent company		Consolidated
		Years ended
	Note	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Passenger revenue		-	-	18,123,135	17,227,728
Other revenues		-	-	1,403,073	1,326,697
Total revenue	35	-	-	19,526,208	18,554,425

Cost of services	36	-	-	(14,310,434)	(15,178,018)
		-	-	-	-
Gross profit		-	-	5,215,774	3,376,407
		-	-	-	-
Selling expenses		-	-	(934,145)	(820,029)
Administrative expenses		(71,401)	(62,428)	(567,457)	(502,190)
Other income (expenses), net		(431)	71,624	(323,540)	(393,094)
	36	(71,832)	9,196	(1,825,142)	(1,715,313)

Equity	16	(8,855,954)	(1,805,476)	-	-
		-	-	-	-
Operating (loss) profit		(8,927,786)	(1,796,280)	3,390,632	1,661,094

Financial income		3,269	3,824	239,058	220,141
Financial expenses		(308,038)	(603,046)	(5,247,414)	(5,608,771)
Derivative financial instruments, net		437,035	(25,249)	317,729	(238,458)
Foreign currency exchange, net		(395,377)	79,821	(7,890,179)	1,625,064
Financial result	37	(263,111)	(544,650)	(12,580,806)	(4,002,024)

Loss before IR and CSLL		(9,190,897)	(2,340,930)	(9,190,174)	(2,340,930)

Current income tax and social contribution	15	-	-	(723)	-
Deferred income tax and social contribution	15	39,526	(39,526)	39,526	(39,526)

Loss for the year		(9,151,371)	(2,380,456)	(9,151,371)	(2,380,456)

Basic loss per common share – R$	33	(0.35)	(0.09)	(0.35)	(0.09)
Diluted loss per common share – R$	33	(0.35)	(0.09)	(0.35)	(0.09)
Basic loss per preferred share – R$	33	(26.32)	(6.85)	(26.32)	(6.85)
Diluted loss per preferred share – R$	33	(26.32)	(6.85)	(26.32)	(6.85)

The accompanying notes are an integral part of these individual and consolidated financial statements.

24

	Parent company and Consolidated
	Years ended
	December 31, 2024	December 31, 2023

Loss for the year	(9,151,371)	(2,380,456)

Other comprehensive income	-	-
Post-employment benefit	2,811	(2,175)

Total comprehensive income	(9,148,560)	(2,382,631)

The accompanying notes are an integral part of these individual and consolidated financial statements

25

Description	Note	Issued capital	AFAC (a)	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2022		2,313,941	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

Loss for the year		-	-	-	-	-	(2,380,456)	(2,380,456)
Post-employment benefit	30	-	-	-	-	(2,175)	-	(2,175)
Total comprehensive income		-	-	-	-	(2,175)	(2,380,456)	(2,382,631)

Share buyback	32	-	-	(6,826)	-	-	-	(6,826)
Share-based payment (b)	33	880	728	7,989	59,512	-	-	69,109

At December 31, 2023		2,314,821	789	(9,041)	2,029,610	3,106	(25,667,133)	(21,327,848)

Loss for the year		-	-	-	-	-	(9,151,371)	(9,151,371)
Post-employment benefit	30	-	-	-	-	2,811	-	2,811
Total comprehensive income		-	-	-	-	2,811	(9,151,371)	(9,148,560)

Share repurchase, disposal and transfers	32	-	-	4,707	(7,303)	-	-	(2,596)
Share-based payment (b)	33	807	(789)	-	43,716	-	-	43,734

At December 31, 2024		2,315,628	-	(4,334)	2,066,023	5,917	(34,818,504)	(30,435,270)

(a)	Advance for future capital increase.
(b)	Refers to the receipt of the exercise of share options and the vesting of share-based compensation plans (Stock Options and RSU), net of income tax relating to the transfer of RSU.

The accompanying notes are an integral part of these individual and consolidated financial statements.

26

	Parent company		Consolidated
	Years ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash flows from operating activities
Loss for the year	(9,151,371)	(2,380,456)	(9,151,371)	(2,380,456)
Result reconciliation items
Depreciation and amortization	-	-	2,563,982	2,404,223
Gain (loss) from impairment of assets	-	-	(143,790)	(245,636)
Derivative financial results, net	(437,035)	25,249	(317,729)	238,458
Share-based payment	-	-	43,455	71,643
Foreign currency exchange, net	393,715	(79,073)	7,736,026	(1,616,363)
Financial result	317,328	601,009	5,018,405	5,313,867
Tax transaction	-	-	(252,968)	-
Provisions, net	112	3,221	(145,985)	(160,957)
Recovery of expenses and write-offs of other assets	-	-	(855,441)	269,486
Result from modification of lease and provision	-	-	(221,391)	(204,017)
Result of write-offs of fixed assets, right of use, intangible assets and inventories	-	-	143,417	297,349
Deferred income tax and social contribution	(39,526)	39,526	(39,526)	39,526
Sale and leaseback	-	-	(91,613)	6,356
Equity	8,855,954	1,805,476	-	-
Reconciled result	(60,823)	14,952	4,285,471	4,033,479

Changes in operating assets and liabilities
Accounts receivable	-	-	(292,029)	876,955
Aircraft sublease	-	-	-	19,485
Inventories	-	-	(159,409)	(153,502)
Deposits	5	7	(455,229)	(453,090)
Taxes recoverable	4,973	6,588	(20,284)	16,312
Derivative financial results, net	-	-	(101,767)	(137,998)
Other assets	8,525	98	(575,798)	(128,116)
Accounts payable	(3,915)	10,629	855,534	(92,878)
Airport taxes and fees	-	-	79,824	227,996
Air traffic liability and loyalty program	-	-	1,409,877	1,134,387
Salaries and benefits	126	(3,333)	128,555	13,151
Taxes payable	837	(1,008)	77,881	(26,793)
Provisions	-	-	(423,132)	(237,456)
Other liabilities	-	-	50,679	72,589

Total changes in operating assets and liabilities	10,551	12,981	574,702	1,131,042

Interest paid	(97,523)	(100,928)	(2,073,149)	(1,724,830)

Net cash provided (used) by operating activities	(147,795)	(72,995)	2,787,024	3,439,691

Cash flows from investing activities
Short and long-term investments	-	-	(101,219)	-
Restricted cash	-	-	-	6,145
Sale and leaseback	-	-	29,346	91,688
Property and equipment	-	-	(681,329)	(464,354)
Capitalized maintenance	-	-	(577,517)	(338,990)
Intangible assets	-	-	(234,936)	(168,971)
Net cash used by investing activities	-	-	(1,565,655)	(874,482)

Cash flows from financing activities
Loans and financing
Proceeds	250,000	-	3,209,990	4,733,292
Repayment	(250,000)	-	(1,723,166)	(1,907,123)
Costs	(4,446)	(119,362)	(104,903)	(486,658)
Reverse factoring	-	-	(496,286)	(831,477)
Lease	-	-	(2,803,166)	(2,353,262)
Convertible debt instruments	-	(542,496)	-	(542,496)
Related parties	153,811	734,901	-	-
Advance for future capital increase	18	789	18	789
Capital increase	-	819	-	819
Treasury shares	(2,596)	(6,826)	(2,596)	(6,826)
Net cash provided (used) by financing activities	146,787	67,825	(1,920,109)	(1,392,942)

Exchange rate changes on cash and cash equivalents	214	(138)	11,413	56,721

Increase (decrease) in cash and cash equivalents	(794)	(5,308)	(687,327)	1,228,988

Cash and cash equivalents at the beginning of the years	2,809	8,117	1,897,336	668,348
Cash and cash equivalents at the end of the years	2,015	2,809	1,210,009	1,897,336

The accompanying notes are an integral part of these individual and consolidated financial statements.

27

		Parent company		Consolidated
		Years ended
	Note	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Gross sales revenue
Passenger revenue	35	-	-	18,125,685	17,229,732
Other revenues	35	-	-	1,506,303	1,487,286
Expected loss with accounts receivable	8	-	-	(490)	(3,150)
		-	-	19,631,498	18,713,868
Inputs acquired from third parties
Aircraft fuel		-	-	(5,583,503)	(5,890,485)
Materials, energy, third-party services and others		(38,214)	(19,092)	(5,078,841)	(6,195,152)
Insurances		(7,265)	(12,245)	(79,588)	(89,492)
	36	(45,479)	(31,337)	(10,741,932)	(12,175,129)

Gross value added		(45,479)	(31,337)	8,889,566	6,538,739

Retentions	36
Depreciation and amortization		-	-	(2,563,982)	(2,404,223)
Impairment of assets		-	-	143,790	245,636

Net value added		(45,479)	(31,337)	6,469,374	4,380,152

Value added received in transfers

Equity	16	(8,855,954)	(1,805,476)	-	-
Financial income	37	3,269	3,824	239,058	220,141
Other revenues		-	71,703	-	-
		(8,852,685)	(1,729,949)	239,058	220,141

Value added to be distributed		(8,898,164)	(1,761,286)	6,708,432	4,600,293

Distribution of value added:
Personnel (a)

Salaries and wages		20,317	23,838	1,791,840	1,611,215
Benefits		3,365	6,261	405,951	331,550
F.G.T.S.		573	580	158,981	140,134
	36	24,255	30,679	2,356,772	2,082,899
Taxes, fees and contributions

Federal (b)		(37,428)	40,017	351,179	388,760
State		-	-	52,033	53,141
Municipal		-	-	11,895	8,733
		(37,428)	40,017	415,107	450,634
Third party capital

Financial expenses	37	308,038	603,046	5,247,414	5,608,771
Derivative financial instruments, net	37	(437,035)	25,249	(317,729)	238,458
Foreign currency exchange, net	37	395,377	(79,821)	7,890,179	(1,625,064)
Rentals	36	-	-	268,060	225,051
		266,380	548,474	13,087,924	4,447,216

Own capital

Loss for the year		(9,151,371)	(2,380,456)	(9,151,371)	(2,380,456)

(a)	Not including INSS in the amount of R$1,975 in the parent company R$366,100 in the consolidated, as it is in the federal tax line.
(b)	Includes deferred income tax and social contribution accounted for in the parent company.

The accompanying notes are an integral part of these individual and consolidated financial statements.

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1.	OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

The Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”) for tourism services.

The Azul shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.

The Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1	Organizational structure

The Company organizational structure as of December 31, 2024 is as follows:

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The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the changes in ownership that occurred in period, when applicable.

					% equity interest
Company	Type of investment	Main activity	State	Country	December 31, 2024	December 31, 2023
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100%	100%
IntelAzul S.A. (IntelAzul)	Direct	Frequent-flyer program	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100%	100%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	100%	100%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Cruzeiro Participações S.A (Cruzeiro)	Indirect	Holding of equity interests in other companies	São Paulo	Brazil	100%	100%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100%	100%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100%	100%
Azul Secured Finance 2 LLP (Azul Secured 2)	Indirect	Funding	Delaware	USA	100%	-

Azul Secured 2 was incorporated in September, 2024.

1.2	Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

2.	GOING CONCERN

2.1	Management Statement

The Company's individual and consolidated financial statements were prepared on going concern basis, which assumes that the Company will be able to fulfill its payment obligations in accordance with contracted maturities, which is confirmed by a positive trend in generating operating cash flows.

On performing the Company's going concern assessment, management considered the financial position and results of operations up to December 31, 2024, as well as other foreseen or occurred events up to the date of issuance of these individual and consolidated financial statements.

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Management understands that even with the existence of a certain degree of uncertainty regarding the Company's ability to fulfill its obligations, the renegotiations carried out between the Company and its creditors, including lessors and other suppliers, as disclosed in notes 20, 21 and 41, corroborate Management's assessment of the Company's reasonable expectation of having sufficient resources to continue operating in the foreseeable future.

Additionally, Management's conclusion is based on the Company's business plan approved by the Board of Directors in December 2024 and the entire debt restructuring process described in these individual and consolidated financial statements. The Company's business plan includes future actions, macroeconomic and aviation sector assumptions, such as the level of demand for air transport with corresponding increase in fees and estimated exchange rates and fuel prices.

Management confirms that all relevant information specific to the individual and consolidated financial statements is being disclosed and corresponds to that used by it in the development of its business management activities.

2.2	Extreme weather event

During the quarter ended June 30, 2024, there was an extreme weather event with heavy rains in the central region of the State of Rio Grande do Sul in Brazil, making it impossible to provide air services due to flooding and the consequent closure of Salgado Filho Airport in Porto Alegre, the main airport in the region. The Company dedicated humanitarian efforts with the aim of supporting actions carried out by local authorities who acted in response to the emergency with the affected population. In order to face this scenario, the Company began to monitor and establish operational and financial strategies to get through this period until the resumption of operations, increasing flights to nearby cities, in order to serve affected passengers.

Since October 2024, air services gradually resumed at Salgado Filho international airport.

2.3	Tax transaction

In 2024, the Company signed an individual settlement agreement with the Attorney General's Office (“AGU”), through the Attorney General's Office of the National Treasury (“PGFN”) and the Special Secretariat of the Federal Revenue of Brazil (“RFB”), for the regularization of tax debts.

The total amount of the renegotiated debts is approximately R$2.9 billion, of which more than R$1.8 billion will be deducted with the use of tax losses and effective reductions of interest, fines and charges, with the remaining balance, paid within 60 months for social security debts and 120 months for other debts.

As collateral, the Company offers: airport slots, media spaces on aircraft and other proprietary vehicles, current contracts with different government agencies, in addition aircraft parts and engines in second-degree.

Adherence to the tax transaction brought economic benefits to the Company, such as reductions in litigation, interest, fines, charges and the use of tax losses.

Due to the ongoing consolidation of the tax transaction, these amounts will change over the next few periods.

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The movement of tax transactions is as follows:

	Consolidated
Description	Airport taxes and fees	Taxes payable		Total
		Social security	Other debts

Renegotiated debts	1,317,815	539,255	1,032,262	2,889,332
Reductions	(415,392)	(262,770)	(541,366)	(1,219,528)
Use of tax losses	-	(193,540)	(343,627)	(537,167)

Remaining balance	902,423	82,945	147,269	1,132,637

At December 31, 2024
Current	109,743	16,589	14,727	141,059
Non-current	792,680	66,356	132,542	991,578

The effects on the result of the tax transaction are presented below:

Consolidated
Description	Total

Operating result	57,460
Financial result	195,508

Total	252,968

2.4	Net working capital and capital structure

As of December 31, 2024, the Company's working capital and liquid equity position are as shown below:

Description	December 31, 2024	December 31, 2023	Variation

Net working capital	(15,684,277)	(9,704,733)	(5,979,544)
Equity	(30,435,270)	(21,327,848)	(9,107,422)

The negative variation in the balance of net working capital is mainly due to the increase in liabilities in foreign currency, due to the 27,9% devaluation of the real against the US dollar and the postponement of accounts payable and leases payments.

The negative variation of equity is mainly due to the Company's negative financial result, which exceeds by R$9,190,174 the operating profit due to the foreign currency exchange mentioned above and interest on leases, loans and financing.

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3.  BASIS OF PREPARATION AND PRESENTATION OF THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s individual and consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those included in the Brazilian corporation law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s individual and consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.

The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.

The preparation of the Company's individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, income and expenses in future years.

When preparing these individual and consolidated financial statements of the Company, Management used the following disclosure criteria to understand the changes observed in the equity and in its performance, since the end of the last fiscal year ended December 31, 2023, disclosed on April 12, 2024: (i) regulatory requirements; (ii) relevance and specificity of the information; (iii) informational needs of users of the individual and consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market.

As a consequence of the improvements made to the presentation of some items in the statements of cash flows and costs and expenses by nature, the following reclassifications were carried out to ensure comparability of balances from the previous year:

	Consolidated
	December 31, 2023
Statements of Cash Flows	As reported	Reclassifications	Reclassified

Changes in operating assets and liabilities

Advances to suppliers	(2,888,463)	2,888,463	-
Accounts payable	2,795,585	(2,888,463)	(92,878)
Total	(92,878)	-	(92,878)

The individual and consolidated financial statements have been prepared based on the historical cost, except for the items significant:

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Fair value:

•      Long-term investments –TAP Bond;

•      Derivative financial instruments; and

•      Debenture conversion right.

Other:

•      Investments accounted for under the equity method.

3.1	Approval and authorization for issue of the individual and consolidated financial statements

The approval and authorization for issue of these individual and consolidated financial statements occurred at the Board of Directors’ meeting held on February 24, 2025.

4.	MATERIAL ACCOUNTING POLICIES AND PRACTICES

The material accounting policies and practices adopted by the Company are described in each corresponding note, except those that refer to more than one note, described below. The accounting policies have been consistently applied for the comparative years presented and for the Company’s individual and consolidated financial statements.

4.1	Consolidation

The consolidated financial statements include information about the Company and its subsidiaries in which it held direct or indirect control. Control of a subsidiary is achieved when the Company is exposed, or has rights, to variable returns in such subsidiaries and has the power to influence the investee's operating and financial decisions.

The financial statements of the subsidiaries have been prepared using the same accounting policies as the Company.

All assets, liabilities, equity, income and expenses related to transactions between related parties are eliminated in full in the consolidation process.

4.2	Impairment

An annual review for impairment indicators to assess events or changes in economic, technological, or operating conditions that may indicate that an asset is impaired.

The recoverable amount of an asset or cash-generating unit is the higher of its fair value, less costs to sell and its value in use. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, a provision for impairment is set up by adjusting the carrying amount.

The previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount. The reversal is limited, so that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the carrying amount previously determined, net of depreciation or amortization.

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In estimating the asset's value in use, estimated future cash flows are discounted to present value, using a pre-tax discount rate that reflects the weighted average cost of capital for the cash-generating unit.

4.3	Statement of value added (“SVA”)

Its purpose is to evidence the wealth generated by the Company and its distribution during a given year, and is presented by the Company as required by Brazilian corporate law as part of its individual financial statements and as supplementary information to the consolidated financial statements, as it is not an expected or mandatory statement according to IFRS standards, being prepared based on information obtained from the accounting records following the provisions contained in CPC 09 - Statement of value added.

4.4	Main accounting estimates

As disclosed in note 3, Management makes judgments that have a significant effect on the amounts recognized in the individual and consolidated financial statements, namely:

Description	Note

Provision expected loss with accounts receivable	8
Provision expected loss with inventories	10
Provision for losses with maintenance reserves	11
Provision expected loss taxes withheld	12
Provision expected loss advances to suppliers	13
Impairment of property and equipment	17
Analysis of the recoverable value of goodwill and slots	19
Revenue from ticket breakage and loyalty programs	27
Provision for return of aircraft and engines	30.1.1
Provision for tax, civil and labor risks	30.1.2
Provision for post-employment benefit	30.1.3

The Company continually reviews the assumptions used in its accounting estimates. The effect of revisions on accounting estimates is recognized in the financial statements in the year in which such revisions are made.

4.5	New relevant accounting standards, changes and interpretations effective 2024

The following accounting standards came into effect on January 1, 2024 and did not significantly impact on the Company's balance sheet or income statement.

Norm	Charge

CPC 26 – equivalent to IAS 1	Classification of liabilities as current and non-current
CPC 06 – equivalent to IFRS 16	Lease liabilities in a sale and leaseback transaction
CPC 03 – equivalent to IAS 7	Reverse factoring
CPC 40 – equivalent to IFRS 7	Reverse factoring
CPC 09	Clarification of the requirements for applying the standard and concept for preparation and dissemination.

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4.6	New relevant accounting standards, changes and interpretations effective from 2025

The following accounting standards will into force from January 1, 2025, and Management is analyzing the impacts on the Company's balance sheet or statement of operations.

Norm	Charge

CPC 02 – equivalent to IAS 21	Lack of convertibility between currencies
CPC 40 – equivalent to IFRS 7	Classification and measurement of financial instruments
CPC 48 – equivalent to IFRS 9	Classification and measurement of financial instruments
CPC 18 – equivalent to IAS 28	Application of the equity method for the measurement of investments in subsidiaries
ICPC 09	Review for writing correction and reference
IFRS 18	New presentation and disclosure requirements in financial statements
IFRS 19	Reduced disclosures for subsidiaries without public accountability

4.7	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.

The exchange rates to Brazilian reais are as follows:

	Exchange rate
	Final rate			Average rate
	Years ended
Description	December 31, 2024	December 31, 2023	Variation %	December 31, 2024	December 31, 2023	Variation %

U.S. dollar	6.1923	4.8413	27.9%	5.8369	4.9553	17.8%
Euro	6.4363	5.3516	20.3%	6.2275	5.3325	16.8%

5.	SEGMENT INFORMATION

The Company considers that it has a single reportable segment: air transport. This segment corresponds to 98.7% (99.0% as of December 31, 2023) of the Company's revenues. The Company's activities have functional relationship, making them inseparable from other revenues and reflects the way in which the Company's Management analyzes financial information to make decisions. The main decision makers are the Company’s directors.

The Company segregates revenues as shown below:

	Consolidated
Revenue	December 31, 2024%		December 31, 2023%

Air transport	19,278,094	98.7%	18,374,696	99.0%
Other revenues	248,114	1.3%	179,729	1.0%

Total	19,526,208	100.0%	18,554,425	100.0%

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6.	CASH AND CASH EQUIVALENTS

6.1	Accounting policies

Cash and cash equivalents include cash balances, bank deposits and short-term investments with immediate liquidity, which are readily convertible into a known amount of cash with an insignificant risk of change in value.

6.2	Breakdown of cash and cash equivalents

		Parent company		Consolidated
Description	Weighted average rate p.a.	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Cash and bank deposits	-	1,960	1,709	167,998	271,857
Cash equivalents:
Bank Deposit Certificate – CDB	92.1% of CDI	-	-	698,979	1,354,020
Repurchase agreements	94.4% of CDI	55	1,100	294,470	268,432
Time Deposit (a)	5.1%	-	-	48,554	2,985
Investment funds	10.8%	-	-	8	42
		2,015	2,809	1,210,009	1,897,336

(a)	Investment in U.S. dollar.

7.	SHORT AND LONG-TERM INVESTMENTS

7.1	Accounting policies

In the presentation and measurement of the financial investments, the Company considers the provisions of CPC 48 - Financial Instruments, equivalent to IFRS 9, which determines that financial assets should be initially measured at fair value less costs directly attributable to their acquisition. In turn, the subsequent measurement is divided into two categories:

7.1.1     Amortized cost

Long-term investments are measured at amortized cost when all the following conditions are met:

•	The Company plans to hold the financial assets to collect cash flows set forth in contract;

•      Contractual cash flows represent solely payments of principal and interest (“SPPI”); and

•	The Company did not opt for the fair value methodology to eliminate measurement inconsistencies or an “accounting mismatch”.

7.1.2     Fair value

•	Through comprehensive income: short and long-term investments shall be measured at fair value through comprehensive income when both of the following conditions are met:

(i)	the Company plans to hold the financial asset to collect cash flows set forth in contract and sell the asset; and
(ii)	contractual cash flows represent SPPI.
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•	Through profit or loss: it is a residual category, in other words, the Company does not plan to hold the financial asset to collect cash flows set forth in contract and/or sell the asset, it shall be measured at fair value through profit or loss.

Financial instruments designated at fair value through profit or loss are used to eliminate or significantly reduce an accounting mismatch and are therefore measured at fair value.

7.2	TAP Bond

On March 14, 2016, the Company acquired series A convertible debt issued by TAP (“TAP Bond”) in the amount of €90 million. The TAP Bond has a maturity of 10 years from its issuance, with annual interest of 3.75% until September 20, 2016, and 7.5% in subsequent years. The accrued interest will be paid on the maturity date or early redemption of the securities, whichever occurs first.

TAP Bond is being measured at fair value through profit or loss.

7.3	Breakdown of short and long-term investments

			Consolidated
Description	Weighted average rate p.a.	Maturity	December 31, 2024	December 31, 2023

TAP Bond	7.5%	Mar-26	1,004,505	780,312
Investment funds	12.6%	Jun-26	107,847	-
			1,112,352	780,312

Current			71,898	-
Non-current			1,040,454	780,312

8.	ACCOUNTS RECEIVABLE

8.1	Accounting policies

Accounts receivables are measured based on the invoiced amount, net of the provision for losses, and approximate the fair value given their short-term nature.

Considering the requirements of CPC 48 - Financial Instruments, equivalent to IFRS 9, the provision for losses on receivables are measured by applying the simplified approach, through the use of historical data, projecting the expected loss over the life of the contract, by segmenting the receivables portfolio into groups that have the same pattern of collection and according to the respective maturities. Additionally, for certain cases, the Company carries out individual analyses to assess the risks of collecting the receivables to recognize an additional provision, if necessary.

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8.2	Breakdown of accounts receivable

	Consolidated
Description	December 31, 2024	December 31, 2023
Local currency

Credit card companies	720,938	498,609
Cargo and travel agencies	234,036	282,654
Travel package financing entities	19	29,203
Loyalty program partners	37,497	114,932
Others	43,583	40,121

Total local currency	1,036,073	965,519

Foreign currency

Credit card companies	19,659	18,556
Reimbursement receivable for maintenance reserves	101,487	57,528
Airline partner companies	14,455	8,612
Clearinghouse - agencies and cargo	37,748	30,533
Others	593,676	55,894

Total foreign currency	767,025	171,123

Total	1,803,098	1,136,642

Allowance for losses	(27,724)	(27,234)
Total net	1,775,374	1,109,408

The increase in “Other” accounts receivable in foreign currency mainly refers to contractual guarantees from aeronautical manufacturers and sale and leaseback operations.

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.

During the year ended December 31, 2024, the Company anticipated the receipt of R$11,398,429 in accounts receivable from credit card administrators, without right of return, with an average cost of 0.9% p.m. on the anticipated amount. On the same date, the balance of accounts receivable is net of R$4,434,864 due to such advances (R$3,349,391 on December 31, 2023).

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The breakdown of accounts receivable by maturity, net of allowances for losses:

	Consolidated
Description	December 31, 2024	December 31, 2023

Not past due

Up to 90 days	682,785	802,461
90 to 360 days	553,415	167,685
	1,236,200	970,146
Past due

Up to 90 days	311,261	802,461
90 to 360 days	219,495	46,085
Over 360 days	8,418	884
	539,174	139,262

Total	1,775,374	1,109,408

As of January 31, 2025, of the total amount due, R$68,024 has been received.

The movement of allowances for losses is presented below:

	Consolidated
Description	December 31, 2024	December 31, 2023

Balances at the beginning of the year	(27,234)	(24,084)
Additions	(27,643)	(34,183)
Reversal	26,051	29,098
Write-off of uncollectible amounts	1,102	1,935
Balances at the end of the year	(27,724)	(27,234)

9.	AIRCRAFT SUBLEASE

9.1	Accounting policies

The aircraft subleases are transactions whereby the lessee, in this case the Company, subleases an asset that is leased from a third party, thus becoming an intermediate lessor. CPC 06 (R2) – Leases, equivalent to IFRS 16, requires an intermediate lessor to classify the sublease as finance or operating.

Considering that the contracts entered by the Company covered most of the term of the head lease, the subleases were accounted for as follows:

•	Derecognition of the right-of-use asset related to the head lease and recognition of the receivables arising from the sublease contracts at present value;

•	Recognition in profit or loss for the year of any difference between the right of use written off and the receivables arising from the sublease contract at present value;

•	Maintenance of the lease obligations of the host contract in the statement of financial position;
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•	Recognition of financial income over the term of the sublease, and

•	Recognition of financial expenses relating to obligations of the host lease contract.

As of December 31, 2024, the Company did not have any sublease (3 aircraft of December 31, 2023).

9.2	Breakdown of aircraft sublease

	Consolidated
Description	December 31, 2024	December 31, 2023

2024	-	15,386
2025	-	15,386
2026	-	4,001

Gross sublease	-	34,773
Accrued interest	-	(3,971)
Net sublease	-	30,802

Current	-	14,592
Non-current	-	16,210

10.	INVENTORIES

10.1	Accounting policies

Inventory balances mainly comprise parts and materials for maintenance. Inventories are measured at average acquisition cost plus expenses such as non-recoverable taxes, customs expenses, and transportation expenses. Expenses with freight transfers between operational bases are not capitalized. Provisions for obsolescence of inventories are recorded for items not expected to be realized.

10.2	Breakdown of inventories

	Consolidated
Description	December 31, 2024	December 31, 2023

Maintenance materials and parts	966,701	825,499
Flight attendance, uniforms and others	30,430	21,367
Provision for losses	(53,553)	(47,658)
Total net	943,578	799,208

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11.	DEPOSITS

11.1    Accounting policies

11.1.1	Security deposits

Security deposits are represented by amounts deposited by the Company, mostly to the lessors of aircraft and engines, as guarantee for the fulfillment of the lease contract. Security deposits do not bear interest and are reimbursable at the end of the contracts. Judicial deposits are also classified in this group.

11.1.2	Maintenance reserves

Certain master lease agreements provide for the payment of aircraft and engine maintenance reserves made to be held as collateral for the performance of major maintenance activities, and therefore these deposits are reimbursable upon completion of the maintenance event in an amount equal to or less than:

•	the amount of the maintenance reserve held by the lessor associated with the specific maintenance event; or

•	the costs related to the specific maintenance event.

Substantially all these maintenance reserve payments are calculated based on an aircraft utilization measure, such as flight hours or cycles.

As of the date of these individual and consolidated financial statements, we assess whether the maintenance reserve deposits required by the master lease agreements are expected to be recovered through reimbursement of future expenses with carrying out with the performance of qualifying maintenance on the leased assets. Maintenance deposits expected to be recovered are held in assets, and the amounts identified as non-recoverable are readily transferred to statement of operations.

Aircraft and engine maintenance reserves are classified as current or non-current depending on the dates on which the amounts are expected to be recovered.

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11.2  Breakdown of deposits

	Parent company		Consolidated
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Security deposits	65	7,872	688,034	418,537
Maintenance reserves	-	-	2,942,716	2,153,310

Total	65	7,872	3,630,750	2,571,847

Provision for loss	-	-	(238,088)	(278,352)

Total net	65	7,872	3,392,662	2,293,495

Current	-	7,802	328,876	515,692
Non-current	65	70	3,063,786	1,777,803

The movement of security deposits and maintenance reserves is as follows:

	Parent company	Consolidated
Description	Security deposits	Security deposits	Maintenance reserves	Total
At December 31, 2022	8,486	374,960	2,164,601	2,539,561

Additions	212	234,972	357,759	592,731
Returns	(220)	(169,432)	(417,725)	(587,157)
Provision movement	-	-	135,284	135,284
Use by the lessor	-	-	(221,054)	(221,054)
Foreign currency exchange	(606)	(21,963)	(143,907)	(165,870)

At December 31, 2023	7,872	418,537	1,874,958	2,293,495

Additions	78	220,698	397,277	617,975
Returns	(8,895)	(57,028)	(183,923)	(240,951)
Provision movement	-	-	113,149	113,149
Use by the lessor	-	-	(41,042)	(41,042)
Foreign currency exchange	1,010	105,827	544,209	650,036

At December 31, 2024	65	688,034	2,704,628	3,392,662

At December 31, 2024
Current	-	113,799	215,077	328,876
Non-current	65	574,235	2,489,551	3,063,786

At December 31, 2023
Current	7,802	64,788	450,904	515,692
Non-current	70	353,749	1,424,054	1,777,803

43

The movement of provision for loss of maintenance reserves is as follows:

	Consolidated
Description	December 31, 2024	December 31, 2023

Balances at the beginning of the year	(278,352)	(446,342)
Movements
Additions (a)	(74,324)	(208,287)
Reversals (a)	149,873	163,498
Use by the lessor	37,600	180,073
	113,149	135,284
Foreign currency exchange	(72,885)	32,706
Balances at the end of the year	(238,088)	(278,352)

(a)	Such balances refer to the “Additions” line disclosed on December 31, 2023.

12.	TAXES RECOVERABLE

12.1	Accounting policies

Recoverable taxes represent rights that will be realized, for the most part, through offsets against taxes payable arising from the Company's operating activities. The Company continually reviews the realizability of these assets. When necessary, provisions are made to ensure that these assets are accounted for at their realizable value.

12.2	Breakdown of taxes recoverable

	Parent company		Consolidated
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

PIS and COFINS	-	-	76,420	73,029
IRPJ and CSLL	-	4,917	317	8,315
ICMS	-	-	53,018	19,940
Taxes withheld	11	67	114,454	121,216
Allowance for withheld taxes losses	-	-	(4,972)	(3,875)
Others	-	-	850	808
	11	4,984	240,087	219,433

Current	11	4,984	203,951	219,433
Non-current	-	-	36,136	-

13.	ADVANCE TO SUPPLIERS

13.1	Accounting policies

Advances to suppliers represent the advance payment for goods or services that will be delivered in the future and are recognized at the time such amounts are paid. Such amounts are presented net of provision for losses.

44

13.2	Breakdown of advances to suppliers

	Consolidated
Description	December 31, 2024	December 31, 2023

Local currency	138,352	124,866
Foreign currency	205,203	124,861
Provision for loss (a)	(69,273)	(28,676)
	274,282	221,051

(a)	Such balances were presented net in the amount of R$6,424 and R$22,252 in the national currency and foreign currency lines, respectively, disclosed on December 31, 2023.

The movement of the provision for losses on advances from suppliers is presented below:

	Consolidated
Description	December 31, 2024	December 31, 2023

Balances at the beginning of the year	28,676	23,057
Additions	46,559	21,556
Reversal	(5,962)	(15,937)
Balances at the end of the year	69,273	28,676

14.	OTHER ASSETS

14.1	Composition of other assets

	Parent company		Consolidated
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Insurances	2,357	2,031	97,683	82,197
Maintenance	-	-	737,297	192,214
Others	-	48	426,773	114,888

Total	2,357	2,079	1,261,753	389,299

Current	2,357	2,079	850,052	245,518
Non-current	-	-	411,701	143,781

15.	INCOME TAX AND CONTRIBUTION

15.1	Accounting policies

15.1.1  Current taxes

In Brazil, current taxes comprise corporate income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on taxable profit, after offsetting tax losses and negative basis social contribution, limited to 30% of real profit. A rate of 15% plus an additional 10% for IRPJ and 9% for CSLL applies to this base.

45

The result from foreign subsidiaries is subject to taxation in accordance with the rates and legislation in force. In Brazil such income is taxed in accordance with Law No. 12,973/14, in which it provides that the parent company, directly or indirectly, of a company abroad adds the results of its subsidiaries when calculating the real profit for the period.

15.1.2  Deferred taxes

Deferred taxes represent credits and debits on tax loss carryforwards, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current. When the Company's internal studies indicate that the future use of these credits is not likely, such values are promptly transferred to the result.

Deferred tax assets and liabilities are presented net if there is a legally enforceable right to set off tax liabilities against tax assets, and if they are related to taxes levied by the same tax authority on the same taxable entity; therefore, for presentation purposes, balances of tax assets and liabilities which do not meet the legal criteria for realization are disclosed separately. Deferred tax assets and liabilities shall be measured at the rates that are expected to be applicable in the period in which the asset is realized or the liability is settled, based on the tax rates and legislation in force at the reporting date. The projections for future taxable profits on tax loss carryforwards are prepared based on the business plans and are reviewed and approved annually by the Board of Directors.

15.1.3  Uncertainty over income tax treatments

On January 1, 2019, the accounting standard ICPC 22 – Uncertainty over Income Tax Treatments, equivalent to IFRIC 23, became effective, addressing the application of recognition and measurement requirements when there is uncertainty over income tax treatments.

The Company analyzes the relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted. For known uncertain tax positions, when necessary, the Company establishes a provision based on the legal opinions issued by its legal advisors. The Company evaluates continuously the positions taken in which there are uncertainties about the tax treatment adopted.

46

15.2	Breakdown of deferred taxes

	Parent company			Consolidated
Description	December 31, 2023	Profit or loss	December 31, 2024	December 31, 2023	Profit or loss	December 31, 2024

Deffered liabilities

Breakage	-	-	-	(195,923)	(98,496)	(294,419)
Foreign currency exchange	(191,219)	(346,691)	(537,910)	(191,219)	(346,691)	(537,910)
Leases	-	-	-	(3,034,585)	(831,567)	(3,866,152)
Others	-	-	-	(1,057)	(956)	(2,013)

Total	(191,219)	(346,691)	(537,910)	(3,422,784)	(1,277,710)	(4,700,494)

Deffered assets (a)

Allowance for losses	-	-	-	48,889	(46,697)	2,192
Financial instruments	-	-	-	21,112	1,116	22,228
Foreign currency exchange	149,986	437,878	587,864	149,986	437,878	587,864
Provisions	1,707	(753)	954	1,403,989	363,027	1,767,016
Leases	-	-	-	4,199,370	1,653,998	5,853,368

	151,693	437,125	588,818	5,823,346	2,409,322	8,232,668

Deferred tax asset reducer	-	(50,908)	(50,908)	(2,440,088)	(1,092,086)	(3,532,174)

Total	151,693	386,217	537,910	3,383,258	1,317,236	4,700,494

Total income tax and deferred social contribution	(39,526)	(39,526)	-	(39,526)	(39,526)	-

(a)	Such balances were totaled in the disclosure on December 31, 2023.

15.3	Reconciliation of the effective income tax rate

	Parent company		Consolidated
	Years ended
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Loss before income tax and social contribution	(9,190,897)	(2,340,930)	(9,190,174)	(2,340,930)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	3,124,905	795,916	3,124,659	795,916

Adjustments to determine the effective rate
Equity	(3,011,024)	(613,862)	-	-
Unrecorded benefit on tax losses and temporary differences (a)	(182,623)	(171,934)	(2,857,978)	(890,067)
Mark to market of convertible instruments	148,592	(8,584)	148,592	(8,584)
Permanent differences	(40,324)	(41,062)	(395,579)	43,764
Others (b)	-	-	19,109	19,445
	39,526	(39,526)	38,803	(39,526)

Current income tax and social contribution	-	-	(723)	-
Deferred income tax and social contribution	39,526	(39,526)	39,526	(39,526)

	39,526	(39,526)	38,803	(39,526)

Effective rate	0.4%	(1.7%)	0.4%	(1.7%)

(a)	Such balances refer to the line "Result from investments not taxed abroad" and "Unrecorded benefit on tax losses and temporary differences" disclosed on December 31, 2023.
(b)	Such balances refer to the line "Rate differential" and "Others" disclosed on December 31, 2023.

47

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred income tax and social contribution assets have not been created, as it is not likely that future taxable profits will be available for the Company to use them, as below:

	Parent company		Consolidated
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Tax losses and negative bases	1,197,171	924,637	21,160,095	18,325,916

Tax loss (25%)	299,293	231,159	5,290,024	4,581,479
Negative social contribution base (9%)	107,745	83,217	1,904,409	1,649,332

16.	INVESTMENTS

16.1	Accounting policies

In the individual financial statements, investments represent the Company's equity interest in subsidiaries. Investments are initially stated at cost and subsequently adjusted using the equity method. The Company does not have equity interests in companies over which it does not hold the control.

16.2	Direct investments

	Company equity interest
Description	Paid-up capital	Voting capital	Equity

December 31, 2023
ALAB	100%	100%	(20,130,955)
IntelAzul	100%	100%	(20,209)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(19,370,173)

December 31, 2024
ALAB	100%	100%	(28,938,351)
IntelAzul	100%	100%	(21,818)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(28,179,178)

48

16.3	Movement of the investments

Description	ALAB	IntelAzul	Total

At December 31, 2022	(18,392,028)	761,125	(17,630,903)

Equity	(1,805,133)	(343)	(1,805,476)
Share-based payment	68,381	-	68,381
Post-employment benefit	(2,175)	-	(2,175)

December 31, 2023	(20,130,955)	760,782	(19,370,173)

Equity	(8,854,345)	(1,609)	(8,855,954)
Share-based payment	44,138	-	44,138
Post-employment benefit	2,811	-	2,811

December 31, 2024	(28,938,351)	759,173	(28,179,178)

Investments			759,173
Provision for loss on investment			(28,938,351)

17.	PROPERTY AND EQUIPMENT

17.1	Accounting policies

Property and equipment are stated at acquisition cost.

Depreciation is calculated according to the estimated economic useful life of each assets using the straight-line method. The estimates and depreciation methods are reviewed annually, and the effects of any changes are accounted for prospectively.

When there are indications of assets recorded with values that exceed their recovery values, the Company must estimate the recoverable value of the asset.

An item of property and equipment is derecognized upon its disposal or when no future economic benefits are expected from the use of the asset. Any gains or losses arising on the sale or derecognition of an item are determined by the difference between the amount received on the sale and the carrying amount of the asset and are recognized in statements of operation.

The Company receives credit from manufacturers when purchasing certain aircraft and engines, which can be used to pay for maintenance services. These credits are recorded as a reduction in the acquisition cost of aircraft and related engines.

17.1.1  Sales and leaseback transactions

First, sale and leaseback transactions are analyzed within the scope of CPC 47– Revenue from Contracts with Customers, equivalent to IFRS 15, in order to verify whether the performance obligation has been satisfied, and therefore to account for the sale of the asset. If this requirement is not met, it is financing with the asset given as guarantee.

If the requirements related to the performance obligation set out are met, the Company measures a right-of-use asset arising from the sale and leaseback transaction in proportion to the carrying amount of the asset related to the right of use retained by the Company. Accordingly, only the gains or losses related to the rights transferred to the buyer-lessor are recognized.

49

During the year ended December 31, 2024, the Company carried out “sale and leaseback” transactions of three engines and two aircraft, where the revenue, net of sales costs, corresponds to a gain of R$91,613 (loss of R$6,356 on December 31, 2023) being recognized under the heading “Other costs of services provided”.

17.1.2  Advance payments for acquisition of aircraft

Prepayments for the acquisition of aircraft during the manufacturing phase are recorded in fixed assets and are recognized when such amounts are paid.

17.2	Breakdown of property and equipment

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Transfers (a)	December 31, 2024

Cost
Maintenance materials and parts (a)		2,036,144	332,469	(191,944)	(43,654)	2,133,015
Equipment		195,810	21,356	(5,124)	818	212,860
Aircraft, engines and simulators (a)		593,953	323,056	(533,279)	552	384,282
Improvements		555,412	59,848	(24,445)	69,809	660,624
Maintenance (a)		44,016	75,692	(34,551)	-	85,157
Others		29,231	2,877	(3,606)	-	28,502
Construction in progress		96,095	64,822	(65,582)	(36,021)	59,314
Advance payments for acquisition of aircraft		298,040	738,334	-	-	1,036,374
		3,848,701	1,618,454	(858,531)	(8,496)	4,600,128

Depreciation
Maintenance materials and parts (a)	8%	(785,204)	(164,285)	53,518	-	(895,971)
Equipment	13%	(120,860)	(25,310)	4,685	-	(141,485)
Aircraft, engines and simulators (a)	7%	(271,104)	(39,385)	64,084	-	(246,405)
Improvements	12%	(188,987)	(68,273)	23,752	-	(233,508)
Maintenance (a)	27%	(19,616)	(12,101)	5,686	-	(26,031)
Others	8%	(23,289)	(2,482)	3,597	-	(22,174)
		(1,409,060)	(311,836)	155,322	-	(1,565,574)

Property and equipment		2,439,641	1,306,618	(703,209)	(8,496)	3,034,554

Impairment		(143,790)	-	143,790	-	-

Total property and equipment, net		2,295,851	1,306,618	(559,419)	(8,496)	3,034,554

(a)  Such balances refer to the “Aircraft” line disclosed on December 31, 2023.

(b)  The transfer balances are between the groups “Right-of-use assets” and “Intangible”.

50

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfers (b)	December 31, 2023

Cost
Aircraft (a)		2,656,771	388,247	(392,148)	21,243	2,674,113
Improvements		524,075	104,167	(97,188)	24,358	555,412
Equipment and facilities		222,482	30,296	(56,968)	-	195,810
Others		32,205	2,340	(5,314)	-	29,231
Construction in progress		44,243	88,991	(13,984)	(23,155)	96,095
Advance payments for acquisition of aircraft		109,487	192,399	-	(3,846)	298,040
		3,589,263	806,440	(565,602)	18,600	3,848,701

Depreciation
Aircraft (a)	9%	(965,066)	(230,143)	119,285	-	(1,075,924)
Improvements	14%	(214,411)	(71,643)	97,067	-	(188,987)
Equipment and facilities	11%	(151,732)	(25,139)	56,011	-	(120,860)
Others	8%	(25,888)	(2,715)	5,314	-	(23,289)
		(1,357,097)	(329,640)	277,677	-	(1,409,060)

Property and equipment		2,232,166	476,800	(287,925)	18,600	2,439,641

Impairment		(279,077)	-	135,287	-	(143,790)

Total property and equipment, net		1,953,089	476,800	(152,638)	18,600	2,295,851

(a) Includes aircraft, engines, simulators and flight equipment.

(b) Transfer balances are between the groups “Property and equipment”, “Right-of-use assents” and “Intangible”

18.	RIGHT-OF-USE ASSETS

18.1	Accounting policies

CPC 06 (R2) – Leases, equivalent to IFRS 16, establishes the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires lessees at the start date of the contract to recognize a lease liability to make payments and an asset representing the right to use the underlying asset during the lease term (“ROU”). Lessees must separately recognize interest expenses on the lease liability and the depreciation expense of the right-of-use asset in the statements of operation.

Lessees are also required to reassess the lease liability in the event of certain events, for example, change in the lease term, or a change in future lease payment flows as a result of a change in an index or rate used to determine such payments. In general, the lessee must recognize the remeasurement amount of the lease liability as an adjustment to the right-of-use asset.

Considering the dollar-denominated environment in which the Company raises funds, in determining the discount, the Azul used as a basis the funding rates for loans and financing in foreign currency on the start and/or modification dates of the lease agreements.

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18.1.1  Componentization of aircraft

At the receipt and initial recognition of right-of-use assets, the Company allocates the total cost of the aircraft between five major components: airframe, auxiliary power unit (“APU”), or propeller landing gear and two engines. The useful life of each component is limited to the final term of the contract/and or the estimated useful life of the asset component, the smaller of the two.

18.1.2  Capitalization of heavy maintenance events

Heavy maintenance events that increase the useful life of assets are capitalized. Such contracts are usually of the “power-by-the-hour” type, in which the amounts owed to maintenance providers are calculated based on the flight hours and cycles.

Subsequently, they are depreciated during the period of use considering the shorter period between the next scheduled maintenance or the end of the lease of the two. Repairs and other routine maintenance are appropriate to the results during the year in which they are incurred.

18.1.3  Recognition of contractual obligations relating to return of aircraft

The costs resulting from the maintenance events that will be carried out to return of the aircraft to the lessors are recognized at present value, increasing the value of the asset as a balancing item to an obligation, if they can be reasonably estimated. Assets are depreciated on a straight-line basis over the lease contract term, while liabilities are updated by interest rates and exchange effects.

18.2	Breakdown of right-of-use assets

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Modifications	Transfers (a)	December 31, 2024

Cost
Aircraft, engines and simulators		14,279,939	2,701,036	(439,430)	248,712	66,248	16,856,505
Maintenance		1,552,036	744,988	(105,738)	(12,390)	-	2,178,896
Restoration		1,699,610	713,649	(56,491)	(208,098)	-	2,148,670
Others		324,650	64,138	(40,407)	2,544	-	350,925
		17,856,235	4,223,811	(642,066)	30,768	66,248	21,534,996

Depreciation
Aircraft, engines and simulators	8%	(7,417,554)	(1,185,460)	439,430	-	-	(8,163,584)
Maintenance	23%	(616,379)	(362,563)	95,121	-	-	(883,821)
Restoration	26%	(701,501)	(445,171)	54,633	211,506	-	(880,533)
Others	18%	(109,243)	(58,989)	31,853	-	-	(136,379)
		(8,844,677)	(2,052,183)	621,037	211,506	-	(10,064,317)

Right-of-use assets, net		9,011,558	2,171,628	(21,029)	242,274	66,248	11,470,679

Right-of-use assets, net		9,011,558	2,171,628	(21,029)	242,274	66,248	11,470,679

(a)	The transfer balances are between the groups “Aircraft sublease”, “Inventories”, “Other assets” and “Property and equipment”.

52

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Modifications	Transfers (b)	December 31, 2023

Cost
Aircraft (a)		12,753,324	1,063,167	(833,855)	1,281,755	15,548	14,279,939
Maintenance of aircraft and engines		1,938,788	568,874	(892,072)	(30,128)	(33,426)	1,552,036
Restoration of aircraft and engines		1,819,438	501,864	(455,967)	(165,725)	-	1,699,610
Properties		-	-	-	-	-	-
Others		226,621	21,763	-	76,266	-	324,650
		16,738,171	2,155,668	(2,181,894)	1,162,168	(17,878)	17,856,235

Depreciation
Aircraft (a)	8%	(7,228,226)	(958,351)	769,937	-	(914)	(7,417,554)
Maintenance of aircraft and engines	17%	(1,159,612)	(327,401)	870,634	-	-	(616,379)
Restoration of aircraft and engines	31%	(628,522)	(557,984)	455,967	29,038	-	(701,501)
Others	22%	(58,914)	(50,329)	-	-	-	(109,243)
		(9,075,274)	(1,894,065)	2,096,538	29,038	(914)	(8,844,677)

Right-of-use assets		7,662,897	261,603	(85,356)	1,191,206	(18,792)	9,011,558

Impairment		(110,349)	-	110,349	-	-	-

Right-of-use assets, net		7,552,548	261,603	24,993	1,191,206	(18,792)	9,011,558

(a) Includes aircraft, engines and simulators.

(b) Transfer balances are between the groups “Property and equipment”, “Right-of-use assets” and “Intangible”.

19.	INTANGIBLE ASSETS

19.1	Accounting policies

19.1.1  Finite useful life

Intangible assets acquired are measured at cost at the time of their initial recognition. After initial recognition, intangible assets with finite useful lives, generally software, are stated at cost, less accumulated amortization, and accumulated impairment losses, where applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is reflected in the statements of operations for the year when it was incurred.

19.1.2  Indefinite useful life

19.1.2.1	Goodwill

This category records the values corresponding to the goodwill arising from the business combinations of IntelAzul and Conecta. The goodwill value is tested annually by comparing the carrying value of the CGU with the value in use. Management makes judgments and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.

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19.1.2.2	Rights of operations in airports (slots)

In the business combination of IntelAzul and Conecta, slots were acquired that were recognized at their fair values on the acquisition date and are not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including applications and authorizations for permission to operate in Brazil and limited availability of operating rights at the most important airports in terms of air traffic volume. The value of slots is tested annually by comparing the book value with the value in use.

19.2	Breakdown of intangible assets

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Transfers (a)	December 31, 2024

Cost
Goodwill	-	901,417	-	-	-	901,417
Slots	-	126,547	-	-	-	126,547
Software	-	776,311	300,595	(178,404)	(37)	898,465
		1,804,275	300,595	(178,404)	(37)	1,926,429

Amortization
Software	28%	(341,028)	(201,431)	175,643	-	(366,816)
		(341,028)	(201,431)	175,643	-	(366,816)

Total intangible assets, net		1,463,247	99,164	(2,761)	(37)	1,559,613

(a) The transfer balances are between the group “Property and equipment”.

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfers (c)	December 31, 2023

Cost
Goodwill (a)		901,417	-	-	-	901,417
Slots (b)		126,547	-	-	-	126,547
Software		946,516	251,683	(422,080)	192	776,311
		1,974,480	251,683	(422,080)	192	1,804,275

Amortization
Software	19%	(547,957)	(182,264)	389,193	-	(341,028)
		(547,957)	(182,264)	389,193	-	(341,028)

Total intangible assets, net		1,426,523	69,419	(32,887)	192	1,463,247

(a) The transfer balances are between the group “Property and equipment”, “Right-of-use assets” and “Intangible”.

19.3    Impairment of intangible assets without a finite useful life

On December 31, 2024, the Company carried out annual recoverability tests of the book value, through the discounted cash flow of the cash generating unit.

54

The assumptions used in the impairment tests of goodwill and slots are consistent with the Company's operating plans and internal projections, prepared for a period of five years. After this period, a perpetuity rate of growth of operating projections is assumed. The discounted cash flow that determined the value in use of the cash-generating unit was prepared according to the Company’s business plan approved by the Board of Directors in December 2024.

The following assumptions were considered:

•	Fleet and capacity: plan for operational fleet, utilization and capacity of aircraft in each route;

•	Passenger revenue: historical revenue per seat per kilometer flown with growth in line with the Company's business plan;

•	Operating costs: specific performance indicators by cost line, in line with the Company's business plan, as well as macroeconomic assumptions; and

•	Investment needs: aligned with the Company’s business plan.

The macroeconomic assumptions commonly adopted include the Gross Domestic Product (“GDP”) and projections of the US dollar, both obtained from the Focus Report issued by the Central Bank of Brazil, in addition to future kerosene barrel prices and interest rates, obtained from specific Bloomberg disclosures.

The result of the goodwill and slots impairment test demonstrated that the estimated recoverable value is significantly greater than the carrying value allocated to the cash generating unit and, therefore, no adjustment to the recoverable value to be recorded during the year ended December 31, 2024, was identified. To calculate recoverable value, a pre-tax discount rate of 12.4% (11.4% as of December 31, 2023) and a growth rate in perpetuity of 4.8% (3.0% as of December 31, 2023).

	Consolidated
Description	December 31, 2024	December 31, 2023

Carrying amount - Goodwill and slots	1,027,964	1,027,964

20.	LOANS AND FINANCING

20.1	Accounting policies

Loans and financing are initially recognized at fair value, less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

55

20.2	Movement of loans and financing

Parent company
Description	Average nominal rate p.a.	Effective ratem p.a	Maturity	December 31, 2023	Funding (–) costs	Payment of principal	Payment of interest	Interest incurred	Amortized cost	December 31, 2024

In local currency - R$

Debentures	CDI + 6.0%	17.3%	Nov-24	-	245,554	(250.000)	(21,141)	21,141	4,446	-

Total in R$				-	245,554	(250.000)	(21,141)	21,141	4,446	-

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Consolidated
Description	Average nominal rate p.a.	Effective rate p.a.	Maturity	December 31, 2023	Funding (–) costs	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restructuring	Amortized cost	December 31, 2024

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	332,099	-	(397.696)	(12,017)	17,121	59,679	-	814	-
Senior notes – 2026	7.3%	7.8%	Jun-26	152,572	-	-	(13,299)	12,998	43,322	-	648	196,241
Senior notes – 2028	11.9%	13.3%	Aug-28	3,922,731	905,219		(620,516)	633,483	1,325,488	(7,502)	37,378	6,196,281
Senior notes – 2029	11.5%	11.5%	May-29	1,165,545	41,476		(148,653)	149,819	325,472	-	-	1,533,659
Senior notes – 2030	10.9%	10.9%	May-30	2,777,513	93,517		(335,174)	337,752	775,577	-	-	3,649,185
Bridge notes – 2025	Sofr Index + 8.3% to 10.7%	37.8% (b)	Jan-25	-	856,502	-	-	18,726	65,215	-	36,525	976,968

Aircraft, engines and others	Sofr 1M +4.6%	9.8%	May-26	79,086	545,797	-	(36,214)	40,895	99,546	-	-	729,110
	Sofr 3M +2.6%	11.3%	Jun-27	-	104,892		(1,819)	2,616	10,021	-	435	116,145
	4.9%	5.9%	Mar-29	284,279	-	(183.580)	(11,328)	9,961	45,547	-	943	145,822
				8,713,825	2,547,403	(581.276)	(1,179,020)	1,223,371	2,749,867	(7,502)	76,743	13,543,411

In local currency - R$

Working capital	CDI +1.6%	20.0%	Jan-25	29,648	982,796	(477.191)	(9,811)	44,118	-	-	23,079	592,639
Debentures	CDI +5.0%	15.2%	Dec-28	919,072	542,660	(637.676)	(143,788)	129,410	-	18,173	14,007	841,858
Aircraft, engines and others	Selic + 5.5%	10.0%	May-25	12,771	-	(7.039)	(7,173)	1,362	-	-	79	-
	6.5%	6.5%	Mar-27	23,596	-	(19.984)	(936)	833	-	-	-	3,509
				985,087	1,525,456	(1,141,890)	(161,708)	175,723	-	18,173	37,165	1,438,006

Total in R$				9,698,912	4,072,859	(1,723,166)	(1,340,728)	1,399,094	2,749,867	10,671	113,908	14,981,417

Current				1,100,051								2,207,199
Non-current				8,598,861								12,774,218

(a)	This balance refers to the “Working capital” lines with maturities in February 2024 and September 2025, disclosed on December 31, 2023.
(b)	The effective rate of 37.8% p.a. is due to the very short maturity period and transaction costs.
57

Consolidated
Description	Average nominal rate p.a.	Effective rate	Maturity	December 31, 2022	Funding (–) costs	Transfers (a)	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restriction (b)	Amortized cost	December 31, 2023

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	2,097,402	-	(1,596,972)	-	(92,985)	76,569	(157,024)	1,212	3,897	332,099
Senior notes – 2026	7.3%	7.8%	Jun-26	3,095,665	-	(2,725,010)	-	(126,950)	121,218	(253,595)	34,278	6,966	152,572
Sênior notes – 2028	11.9%	13.5%	Aug-28	-	3,643,382	186,005	-	(173,450)	218,885	31,138	-	16,771	3,922,731
Sênior notes – 2029	11.5%	11.5%	May-29	-	-	1,410,967	(277,961)	(52,893)	65,165	20,267	-	-	1,165,545
Sênior notes – 2030	10.9%	10.9%	May-30	-	-	2,725,010	-	(112,453)	140,308	24,648	-	-	2,777,513

Aircraft, engines and others	6.5%	9.3%	Mar-29	731,224	-	(1,067)	(402,994)	(42,727)	47,720	(53,401)	-	5,524	284,279
	Sofr 1M +4,6%	10.0%	May-26	-	79,222	-	-	-	196	(332)	-	-	79,086
				5,924,291	3,722,604	(1,067)	(680,955)	(601,458)	670,061	(388,299)	35,490	33,158	8,713,825

In local currency - R$

Working capital	CDI + 3,1%	CDI +3,1%	Feb-24	496,997	301,098	-	(770,795)	(59,807)	58,454	-	-	1,544	27,491
			Sep-25	2,675	-	-	(546)	(155)	183	-	-	-	2,157

Debentures	CDI + 5,4%	16.3%	Dec-28	747,170	585,661	-	(431,530)	(123,907)	131,629	-	-	10,049	919,072

Aircraft and engines and others	Selic + 5,5%	17.4%	May-25	19,284	-	-	(4,697)	(4,714)	2,868	-	-	30	12,771
	6.3%	6.3%	Mar-27	42,282	-	-	(18,600)	(2,111)	1,912	-	-	113	23,596
				1,308,408	886,759	-	(1,226,168)	(190,694)	195,046	-	-	11,736	985,087

Total in R$				7,232,699	4,609,363	(1,067)	(1,907,123)	(792,152)	865,107	(388,299)	35,490	44,894	9,698,912

Current				1,112,940									1,100,051
Non-current				6,119,759									8,598,861

(a) The balances of the transfers are between the headings “Loans and financing” and “Leases”.

(b) This refers mainly to the write-off of borrowing costs considered extinguished in accordance with the requirements of paragraph 33.6 of CPC 48 – Financial instruments equivalent to IFRS 9, which determines that a substantial modification of the terms of an existing financial liability, or part thereof, will be accounted for with an extinguishment of such obligation.

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20.3 Schedule of amortization of debt

	Consolidated
Description	December 31, 2024	December 31, 2023

2024	-	1,100,051
2025	2,207,199	222,201
2026	1,211,585	355,930
2027	160,172	116,146
2028 (a)	6,267,806	3,998,142
After 2028 (a)	5,134,655	3,906,442
	14,981,417	9,698,912

Current	2,207,199	1,100,051
Non-current	12,774,218	8,598,861

(a) Such balances refer to the “After 2027” line disclosed on December 31, 2023.

20.4	New funding

20.4.1  Senior notes 2028

In February 2024, the subsidiary Azul Secured issued additional notes in the principal amount of R$740,585 (equivalent to US$148,700), with funding costs of R$13,289, with interest of 11.9% per year paid quarterly and principal due in August 2028. These notes were issued to qualified institutional investors.

20.4.2  Aircraft, engines and others

During the year ended December 31, 2024, the subsidiary Azul Finance raised R$545,797 (equivalent to US$100,664), respectively, with interest equivalent to Sofr 1M + 4.6% p.a., payment monthly interest and maturity in May 2026.

During the year ended of December 31, 2024, the subsidiary Azul Investments raised R$109,057 (equivalent to US$19,462), with funding costs of R$4,165, with interest equivalent to Sofr 3M + 2.6% p.a., quarterly payments and maturity in June 2027.

20.4.3  Working capital

In March 2024, the subsidiary ALAB funding R$450,000, with costs of R$1,802, with interest equivalent to CDI+1.5% p.a. and single payment of interest and principal in the second quarter of 2024.

In June 2024, the subsidiary ALAB funding R$556,000, with costs of R$19,048, interest equivalent to CDI+1.6% p.a. and single payment of interest and principal in January 2025.

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20.4.4  Debentures

In March 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series by Azul, in the total amount of R$250,000, with costs of R$4,446, nominal unit value of R$1, interest equivalent to CDI+6.0% p.a., payment of quarterly interest and maturity in March 2027.

In June 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series, from the subsidiary ALAB, in total value of up to R$600,000. During the year ended December 31, 2024, the subsidiary ALAB issued respectively the amount of R$303,333, with costs of R$3,630, nominal unit value of R$1, interest equivalent to CDI+6.3% p.a., monthly amortization and maturity in June 2026.

20.4.5  Bridge notes 2025

In October 2024, the subsidiary Azul Secured 2 raised R$910,072 (equivalent to US$157,500), with costs of R$53,570 (equivalent to US$9,268), interest equivalent to between 8.3% p.a. and 10.7% p.a. + Sofr Index, maturing in January 2025. In January 2025, the balance paid off.

20.5	Renegotiations

The loans and financing below were renegotiated and in accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation does not fall within the scope of debt extinguishment.

20.5.1  Working capital

In April 2024, the subsidiary ALAB renegotiated the R$450,000, resulting in the postponement of the payment deadline to June 2024 with additional costs of R$2,354. In June 2024, the balance paid off.

20.5.2  Debentures

During the second quarter, the subsidiary ALAB renegotiated the terms of the debentures, with a total value of R$700,000, with costs of R$2,597 in order to postpone the due date of the principal installments from 2024 to March 2025. There was no change in rates of interest.

In September 2024, the Company renegotiated the terms of the simple debentures not convertible into shares, with a total value of R$250,000, in order to postpone the maturity date to November 2024. In October 2024, the balance was paid off.

20.5.3  Senior notes

In November 2024, the subsidiary Azul Secured renegotiated the terms of the Senior Notes 2028, 2029 and 2030, with amounts of R$177,923, R$41,476 and R$93,517 (equivalent to US$29,392, US$6,851 and US$15,448), respectively, to incorporating the interest payable for a specific period into the principal.

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20.6	Covenants

The Company measures restrictive clauses (“covenants”) in some of its loan and financing contracts, as shown below:

Covenant related to:	Frequency of measurement	Indicators needed to a measurement	Reached

12th ALAB debentures issue	Quarterly	(i) Immediate Liquidity exceeding R$1 billion.	Reached
	Annual	(ii) Leverage: equal to or less than 3.75x, as of December 31, 2024, with said ratio being obtained by adjusted net debt / adjusted EBITDA.	Waiver
9th and 10th ALAB debenture issue	Annual	(i) adjusted debt service coverage ratio (ICSD) equal to or greater than 1.2; (ii) financial leverage less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027.	Waiver
Aircraft, engines and others	Quarterly	(i) The total cash balance on the last day of the quarter is not less than R$1 billion.	Reached
	Annual	(ii) Leverage: equal to or less than 5.50, with the referred Index being obtained by net debt / EBITDA on the last day of the year.	Waiver

As per the table above, the Company requested a waiver from the counterparty and obtained them for the year ending December 31, 2024. Therefore, the related debt continues to be classified in these financial statements in accordance with the contractual flow originally established.

21. LEASES

21.1 Accounting policies

Lease liabilities are recognized, measured, presented, and disclosed in accordance with CPC 06 (R2) – Leases, equivalent to IFRS – 16, against right-of-use assets. Other accounting policies adopted by the Company for leasing operations are presented in note 18.

In 2023, the Company defined the general conditions for renegotiations and began to enter into definitive agreements with its lessors, who agreed to receive negotiable debt securities maturing in 2030 (“Notes”) and with the possibility of settlement in preferred shares of Azul or cash, at the Company's discretion (“Convertible to Equity”).

21.2 Lease Composition

	Parent company		Consolidated
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Leases	-	-	17,338,698	12,455,827
Leases – Notes	-	-	1,356,984	1,030,845
Leases – Convertible to equity	2,683,165	1,659,739	2,683,165	1,659,739
	2,683,165	1,659,739	21,378,847	15,146,411

Current	1,241,318	216,388	6,314,221	3,687,392
Non-current	1,441,847	1,443,351	15,064,626	11,459,019

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21.3	Leases

Consolidated

Description	Average remaining term	Weighted average rate p.a.	December 31, 2023	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	December 31, 2024

Lease without purchase option:
Aircraft, engines and simulators	8.0	16.2%	11,567,882	2,605,615	237,065	(2,955,177)	1,890,622	(226,490)	(17,942)	3,256,343	16,357,918
Others	4.8	11.5%	237,254	64,138	2,544	(83,264)	24,350	-	(12,916)	37,780	269,886
Lease with purchase option:
Aircraft, engines and simulators	4.0	14.5%	650,691	-	(8,150)	(188,206)	89,187	-	-	167,372	710,894

Total			12,455,827	2,669,753	231,459	(3,226,647)	2,004,159	(226,490)	(30,858)	3,461,495	17,338,698

Current			3,349,056								4,928,197
Non-current			9,106,771								12,410,501

(a)  Transfer balances are between the “Leases” classifications.

Consolidated

Description	Average remaining term	Weighted average rate p.a.	December 31, 2022	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	December 31, 2023

Lease without purchase option:
Aircraft (a)	8.1	16.3%	13,585,810	1,086,943	1,090,251	(2,834,794)	2,209,708	(2,544,154)	(103,107)	(922,775)	11,567,882
Others	4.6	10.3%	185,527	21,763	76,266	(55,934)	19,194	-	-	(9,562)	237,254
Lease with purchase option:
Aircraft (a)	5.0	13.8%	811,496	-	70,806	(192,819)	99,766	(90,815)	-	(47,743)	650,691

Total			14,582,833	1,108,706	1,237,323	(3,083,547)	2,328,668	(2,634,969)	(103,017)	(980,080)	12,455,827

Current			4,025,948								3,349,056
Non-current			10,556,885								9,106,771

(a)  Includes aircraft, engines and simulators.

(b) The balances of the transfers are between the headings “Loans and financing”, “Leases”; “Leases: Notes and Equity”; “Suppliers” and “Other liabilities”.

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21.4	Leases – Notes

Consolidated
Description	Average remaining term	Weighted average rate p.a	December 31,2023	Payments	Interest incurred	Foreign currency exchange	December 31,2024

Financing with lessors – Notes	5.5	14.8%	1,030,845	(123,703)	161,996	287,846	1,356,984

Total			1,030,845	(123,703)	161,996	287,846	1,356,984

Current			121,948				144,706
Non-current			908,897				1,212,278

Consolidated
Description	Average remaining term	Weighted average rate	December 31, 2022	Additions	Interest incurred	Transfers (a)	Foreign currency exchange	December 31, 2023

Financing with lessors - Notes	6.5	14.8%	-	11,097	36,292	1,018,404	(34,948)	1,030,845

Total			-	11,097	36,292	1,018,404	(34,948)	1,030,845

Current			-					121,948
Non-current			-					908,897

(a) Transfer balances are between the “Leases” classifications.

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21.5	Leases – Convertible to equity

Parent Company and Consolidated
Description	Average remaining term	Weighted average rate p.a	December 31, 2023	Payments	Interest incurred	Transfers (a)	Foreign currency exchange	December 31, 2024

Financing with lessors – Convertible to equity	2.6	14.4%	1,659,739	(61,245)	294,359	226,490	563,822	2,683,165

Total			1,659,739	(61,245)	294,359	226,490	563,822	2,683,165

Current			216,388					1,241,318
Non-current			1,443,351					1,441,847

(a) Transfer balances are between the “Leases” classifications.

Parent Company and Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2022	Additions	Interest incurred	Transfers (a)	Foreign currency exchange	December 31, 2023

Financing with lessors – Convertible to equity	3.6	14.6%	-	17,270	55,597	1,640,771	(53,899)	1,659,739

Total			-	17,270	55,597	1,640,771	(53,899)	1,659,739

Current			-					216,388
Non-current			-					1,443,351

(a) Transfer balances are between the “Leases” classifications.

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21.6	Schedule of amortization of leases

	Consolidated
Description	December 31, 2024	December 31, 2023

2024	-	3,570,147
2025	5,219,787	2,851,258
2026	3,935,627	2,615,718
2027	3,473,086	2,226,313
2028 (a)	3,095,203	1,987,968
After 2028 (a)	13,360,566	7,606,103
Minimum lease payments	29,084,269	20,857,507

Financial charges	(11,745,571)	(8,401,680)

Present value of minimum lease payments	17,338,698	12,455,827

Current	4,928,197	3,349,056
Non-current	12,410,501	9,106,771

(a)	Such balances refer to the “After 2027” line disclosed on December 31, 2023.

21.7	Schedule of amortization of leases – Notes

	Consolidated
Description	December 31, 2024	December 31, 2023

2024	-	130,432
2025	155,502	103,883
2026	132,873	103,883
2027	132,873	103,883
2028 (a)	132,873	103,883
After 2028 (a)	1,970,949	1,540,940
Minimum lease payments	2,525,070	2,086,904

Financial charges	(1,168,086)	(1,056,059)

Present value of minimum lease payments	1,356,984	1,030,845

Current	144,706	121,948
Non-current	1,212,278	908,897

(a) Such balances refer to the “After 2027” line disclosed on December 31, 2023.

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21.8	Schedule of amortization of leases – Convertible to equity

	Parent company and consolidated
Description	December 31, 2024	December 31, 2023

2024	-	235,897
2025	1,292,650	726,247
2026	1,058,962	726,247
2027	757,234	490,348
Minimum lease payments	3,108,846	2,178,739

Financial charges	(425,681)	(519,000)

Present value of minimum lease payments	2,683,165	1,659,739

Current	1,241,318	216,388
Non-current	1,441,847	1,443,351

21.9	Covenants

As of December 31, 2024, the Company had leases subject to restrictive clauses (“covenants”) related to the level of indebtedness and coverage of debt payments.

Covenant related to:	Indicators for the measurement	Frequency of measurement	Required

Aircraft lease	Annual	(i) Adjusted debt service coverage ratio (DSCR); and (ii) Financial leverage	(i) equal to or greater than 1.2; and (ii) less than or equal to 5.5.	Waiver

As per the table above, the Company requested a waiver from the counterparty and was granted one for the year ended December 31, 2024. Therefore, the related debt continues to be classified in these financial statements in accordance with the originally established contractual flow.

22. CONVERTIBLE DEBT INSTRUMENTS

22.1	Accounting policies

As required by CPC 48 – Financial Instruments, equivalent to IFRS 9, the right to convert debentures into shares was measured at fair value through profit or loss as it is an embedded derivative.

22.2	Renegotiations

In the fourth quarter of 2024, the Company renegotiated the terms of the debentures, changing the interest payment term from November 2024 to January 2025.

The balance presented below includes the right to convert the debt into Company shares in the amount of R$51,740 (R$488,775 as of December 31, 2023).

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22.3	Movement of convertible debt instruments

Parent Company and Consolidated
Description	Average nominal rate p.a.	Effective rate p.a (a)	Maturity	December 31, 2023	Variation of conversion right	Payment of interest	Interest incurred	Foreign currency exchange	December 31, 2024

In foreign currency – US$

Debentures	12.3%	12.3%	Oct-28	1,201,610	(437,035)	(76,382)	273,826	220,349	1,182,368

Total in R$				1,201,610	(437,035)	(76,382)	273,826	220,349	1,182,368

Current				25,807					124,321
Non-current				1,175,803					1,058,047

(a)	Does not consider the conversion right.

Parent Company and Consolidated
Description	Average nominal rate p.a.	Effective rate p.a (a)	Maturity	December 31, 2023	Variation of conversion right	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Restructuring result	Amortized cost	December 31, 2023

In foreign currency – US$

Debentures	12.3%	12.3%	Oct-28	1,403,719	25,249	(542,496)	(100,928)	242,608	(62,232)	233,068	2,622	1,201,610

Total in R$				1,403,719	25,249	(542,496)	(100,928)	242,608	(62,232)	233,068	2,622	1,201,610

Current				14,789								25,807
Non-current				1,388,930								1,175,803

(a)  Does not consider the conversion right.

22.4	Schedule of amortization

	Parent company and Consolidated
Description	December 31, 2024	December 31, 2023

2025	124,321	25,807
2029	1,058,047	1,175,803
	1,182,368	1,201,610

Current	124,321	25,807
Non-current	1,058,047	1,175,803

23. ACCOUNTS PAYABLE

1.1	Accounting policies

Amounts payable to suppliers are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange variations.

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1.2	Breakdown of accounts payable

In 2023, due to negotiations with aircraft service and parts suppliers, the Company issued Notes with interest of 7.5% p.a. to be paid quarterly starting in December 2023 and principal due in June 2030, as well as Equity with consecutive quarterly payments, starting in January 2025.

	Parent company		Consolidated
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Accounts payable	6,642	10,651	4,624,784	3,077,225
Accounts payable – Notes	-	-	511,389	401,702
Accounts payable – Convertible to equity	173,448	119,841	173,448	119,841
	180,090	130,492	5,309,621	3,598,768

Current	72,674	10,651	4,147,225	2,277,841
Non-current	107,416	119,841	1,162,396	1,320,927

24.	REVERSE FACTORING

24.1    Accounting policies

The Company promotes negotiations with suppliers with the aim of extending their payment terms. In this way, agreements were signed with financial institutions that allow their suppliers to advance the payment titles, mainly fuel, with interest rates ranging from 1.19% and 1.27% p.m.

When the notes payable is included in the drawn risk, this amount is transferred from the item “Accounts payable” to “Reverse factoring”.

24.2    Movement of reverse factoring

	Consolidated
Description	December 31, 2023	Addition	Payment	Interest paid	Interest incurred	December 31, 2024

Reverse factoring	290,847	208,804	(496,286)	(13,589)	10,224	-

	290,847	208,804	(496,286)	(13,589)	10,224	-

	Consolidated
Description	December 31, 2022	Addition	Payment	Interest paid	Interest incurred	December 31, 2023

Reverse factoring	753,352	391,676	(831,477)	(39,714)	17,010	290,847

	753,352	391,676	(831,477)	(39,714)	17,010	290,847

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25.   DERIVATIVE FINANCIAL INSTRUMENTS

25.1	Accounting policies

Variations in interest rates, exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate such risks, the Company contracts derivative financial instruments. Operations present the variation in their fair value recorded directly in the financial result.

25.2    Breakdown of derivative financial instruments

	Consolidated
Changes in fair value	Interest rate swap	Forward - fuel	Option fuel	Forward - foreign currency	Conversion right debentures (a)	Total

At December 31, 2022	(179,170)	(28,701)	-	235,246	(116,971)	(89,596)

Gains (losses) recognized in result	(34,075)	(168,378)	13,796	(24,552)	(25,249)	(238,458)
Payments (receipts)	213,245	136,977	(1,530)	(210,694)	-	137,998
Restructuring (b)		-	-	-	(346,555)	(346,555)

At December 31, 2023	-	(60,102)	12,266	-	(488,775)	(536,611)

Gains (losses) recognized in result	-	(108,435)	(10,871)	-	437,035	317,729
Payments (receipts)	-	103,162	(1,395)	-	-	101,767

At December 31, 2024	-	(65,375)	-	-	(51,740)	(117,115)

Obligations with current derivative financial instruments	-	(65,375)	-	-	-	(65,375)
Non-current convertible debt instruments	-	-	-	-	(51,740)	(51,740)
	-			-
	-	(65,375)	-	-	(51,740)	(117,115)

(a)	Balance recorded in the parent company.
(b)	Refers to the effects of the extinction and reconstitution of the right of conversion.

26.   AIRPORT TAXES AND FEES

26.1	Accounting policies

The amounts payable in airport taxes and fees are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange variations.

26.2    Breakdown of airport taxes and fees

	Consolidated
Description	December 31, 2024	December 31, 2023

Tax transaction (b)	916,690	-
Government installment payment program federal (a)	-	97,271
Airport fees (a)	212,125	1,393,243
Boarding tax	231,913	248,689
Other taxes	16,691	20,880

	1,377,419	1,760,083

Current	584,739	588,404
Non-current	792,680	1,171,679

(a)	Such balances refer to the “Airport fees” line disclosed on December 31, 2023.
(b)	The difference in the balance in note 2.3 refers to the movement after the signing of the tax transaction.
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27.   AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM

27.1	Accounting policies

Air traffic liability and loyalty program line comprises the Company’s obligations for the early receipt of air transport services and other auxiliary services related to the main obligation with its customers. They are accounted for at the amount of the transaction and as they are non-monetary items they are not subject to exchange differences or monetary adjustment of any nature. These obligations are extinguished with the provision of the transport services against operating income in the statements of operations for the year.

The breakage revenue consists of the calculation based on the historical issuance of tickets that will expire due to non-use, that is, passengers who purchased tickets and are highly likely not to use them. For the purpose of recognizing this revenue, the average periods for providing air transport services are also considered, and these assumptions are included in a statistical model that determines the forecast breakage rate to be adopted. At least annually, the calculations are reviewed to reflect and capture changes in customer behavior regarding ticket expiration.

In the loyalty program, the Company estimates the points that will expire without being used historical data and recognizes the corresponding revenue upon point issuance (breakage) considering the average exchange term.

27.2    Breakdown of air traffic liability and loyalty program

	Consolidated
Description	December 31, 2024	December 31, 2023

Air traffic liability and loyalty program	7,191,998	5,782,121
Breakage	(865,941)	(576,245)
	6,326,057	5,205,876

Average use term (a)	59 days	56 days

Current	6,326,057	5,205,876
Non-current	-	-

(a)  Does not consider the loyalty program.

28.   SALARIES AND BENEFITS

28.1	Accounting policies

Amounts payable relating to salaries and social security obligations are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate variations.

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28.2    Breakdown salaries and benefits

	Parent company		Consolidated
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Salaries and benefits	2,470	2,344	508,412	473,060
Share-based payment	-	-	36	1,737

	2,470	2,344	508,448	474,797

29.   TAXES PAYABLE

29.1	Accounting policies

Amounts payable in respect of taxes payable represent tax obligations arising from the Company’s operating activities, mainly from the passengers and cargo transport are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate variations.

29.2	Breakdown of taxes payable

	Parent company		Consolidated
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Tax transaction	899	-	230,214	-
Government installment payment program federal	-	-	-	157,970
PIS and COFINS	5	2	419	4,231
Taxes withheld	504	421	80,868	76,520
Import taxes	357	83	9,497	13,483
Others	-	-	2,955	2,251

	1,765	506	323,953	254,455

Current	956	506	125,055	142,168
Non-current	809	-	198,898	112,287

30.   PROVISIONS

30.1	Accounting policies

30.1.1  Provision for return of aircraft and engines

Aircraft and engines negotiated under lease without purchase options regularly provide for contractual obligations establishing conditions for the return of these assets.

In this way, the Company provides for return costs, since these are present obligations arising from past events and which will generate future disbursements, which are measured with reasonable certainty.

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These expenses basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, verifications of returns, maintenance, painting, etc., as established in the contract. The cost of return is initially recognized at present value as part of the cost of right-of-use assets, and the provision for aircraft return costs is recorded in the “Provisions” account. After initial recognition, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry recorded in the financial result. Any changes in the estimate of expenses to be incurred are recognized prospectively against the right of use asset or in the statement of operations for the year if the right-of-use balance is insufficient.

30.1.2  Tax, civil and labor risks

The Company is a party to several legal and administrative proceedings, mainly in Brazil. Assessments of the likelihood of loss in these cases include an analysis of the available evidence, the hierarchy of laws, the available case laws, the most recent court decisions and their significance in the legal system, as well as the assessment of lawyers.

Provisions are revised and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

The Company’s Management believes that the provision for tax, civil and labor risks is sufficient to cover any losses on legal and administrative.

30.1.3   Post-employment benefits

The Company recognizes actuarial liabilities related to health insurance benefits offered to its employees in accordance with CPC 33 (R1) – Employee Benefits, equivalent to IAS 19. Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the current service cost and interest cost are recognized in statement of operations for the year.

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30.2  Breakdown of provisions

	Consolidated
Description	Return of aircrafts and engines (a)	Tax, civil and labor risks (b)	Post-employment benefit	Total

At December 31, 2022	2,675,266	560,727	7,001	3,242,994

Additions	501,864	216,778	115	718,757
Modifications	(250,134)	-	-	(250,134)
Write-offs	(401,014)	(237,313)	-	(638,327)
Interest incurred	239,078	17,581	760	257,419
Benefit paid by the plan	-	-	(141)	(141)
Effect of change in financial assumptions	-	-	(23)	(23)
Effect of plan experience	-	-	2,198	2,198
Foreign currency exchange	(191,890)	-	-	(191,890)
	-	-	-	-
At December 31, 2023	2,573,170	557,773	9,910	3,140,853

Additions	503,080	85,889	154	589,123
Write-offs	(77,086)	(346,047)	-	(423,133)
Interest incurred	151,153	(75,136)	972	76,989
Effect of plan experience	-	-	(2,811)	(2,811)
Foreign currency exchange	798,015	-	-	798,015

At December 31, 2024	3,948,332	222,479	8,225	4,179,036

At December 31, 2024
Current	560,587	110,135	-	670,722
Non-current	3,387,745	112,344	8,225	3,508,314

At December 31, 2023
Current	497,525	238,905	-	736,430
Non-current	2,075,645	318,868	9,910	2,404,423

(a)     Nominal discount rate 10.8% p.a. (10.7% p.a. on December 31, 2023).

(b)     Considers provision for civil risks in the amount of R$142 in the parent company (R$30 as of December 31, 2023).

30.2.1  Tax, civil and labor risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

	Consolidated
	Probable loss		Possible loss
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Tax	78,936	284,638	89,826	432,109
Civil	76,608	131,464	126,818	49,930
Labor	66,935	141,671	194,234	68,789
	222,479	557,773	410,878	550,828

30.2.1.1	Taxes

The Company has tax-related lawsuits and, as detailed in note 2.3, lawsuits were added to the tax transaction regardless of the probability of loss in which they were classified.

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30.2.1.2	Cível

The Company has civil lawsuits, mainly related to compensation actions in general, such as flight delays and cancellations, lost and damaged luggage. The values are dispersed, and it is not possible to highlight any specific process.

During the second quarter of 2024, the Company changed the risk of lawsuits involving flight delays and cancellations from probable to possible after a detailed analysis of recent court decisions.

30.2.1.3	Labor

The Company has labor complaints, mainly related to discussions related to overtime, hazard pay, unhealthy conditions and equal pay. The values are scattered, and it is not possible to highlight any specific process.

During the second quarter of 2024, the Company changed the risk of process involving crew hours on the ground, from probable to possible, taking into account the current stage of the process.

30.2.2 Post-employment benefit

Below are the assumptions used to calculate post-employment benefits:

	Consolidated
Weighted average of assumptions	December 31, 2024	December 31, 2023
Nominal discount rate p.a.	11.8%	9.9%
Actual discount rate p.a.	7.4%	5.8%
Estimated inflation rate in the long term p.a.	4.1%	3.9%
HCCTR - Average nominal inflation rate p.a.	7.2%	7.0%
HCCTR - Actual nominal inflation rate p.a.	3.0%	3.0%
Mortality table	AT-2000 downrated by 10%	AT-2000 downrated by 10%

31.   RELATED-PARTY TRANSACTIONS

31.1	Accounting policies

Transactions with related parties were entered into in the ordinary course of the Company’s business, at prices, terms and financial charges according to the conditions established between the parties. Such operations include, among other aspects, shared service agreements and loan agreements.

31.2	Transactions between companies

31.2.1  Balances

In compliance with accounting standards, such transactions were duly eliminated for consolidation purposes.

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			Parent company
Creditor	Debtor	Type of operation	December 31, 2024	December 31, 2023

Azul	Investment	Debt securities exchange offers – costs	10,826	8,464
Azul	Secured	Issuance of debt securities 2028 – costs	10,320	6,676
Azul	ALAB	Renegotiation of accounts payable – Convertible to equity	173,448	119,841
Azul	ALAB	Renegotiation of lease – Convertible to equity	2,683,165	1,659,739
ALAB	Azul	Loan	-	(86,659)
ALAB	Azul	Loan	(264,718)	-
ALAB	Azul	Renegotiation of convertible debentures – costs	-	(496)
Secured	Azul	Renegotiation of convertible debentures – costs	(12,386)	(9,685)
Secured	Azul	Loan	(811,195)	(639,052)
			1,789,460	1,058,828

Rights with related parties current			1,307,350	216,388
Rights with related parties non-current			1,570,408	1,578,332
Obligations with current related parties			(5,291)	(52,129)
Obligations with related parties non-current			(1,083,007)	(683,763)

31.2.2  Compensation of key management personnel

The Company´s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.

Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	Consolidated
	Years ended
Description	December 31, 2024	December 31, 2023

Salaries and benefits	57,743	19,429
Post-employment benefit	716	595
Share-based payment	39,870	63,529

	98,329	83,553

Stock-based compensation plan considers the Stock Options, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, do not represent a cash outflow.

31.2.3  Guarantees and pledges granted by the Parent Company

The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.

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31.2.4  Technology service sharing contract

The Company carried out transactions with Águia Branca Participações S.A. one of its shareholders, for the sharing of information technology resources for an indefinite period and the total involved is not significant. The contract was terminated in February 2024.

31.2.5  Ticket sales contract and corporated contract

On March 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest-bearing promissory note in the same amount payable.

In August 2024, the Company entered into a corporate agreement with Águia Branca Participações S.A., one of its shareholders, to obtain airline tickets.

31.2.6  Breeze

The Company signed sublease agreements for three aircraft with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted on and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

During the year ended December 31, 2024, the Company finalized the sublease contracts.

The operations with Breeze are presented below:

				Consolidated
Creditor	Debtor	Type of operation	Note	December 31, 2024	December 31, 2023
ALAB	Breeze	Aircraft sublease	Aircraft sublease	-	30,802
ALAB	Breeze	Reimbursement receivable for maintenance reserves	Accounts receivable	2,703	3,901
Breeze	ALAB	Reimbursement receivable for maintenance reserves	Other liabilities	(11,411)	(19,559)

31.2.7  Azorra

In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

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The operations with Azorra are presented below:

				Consolidated
Consolidated
Creditor	Debtor	Type of operation	Note	December 31, 2024	December 31, 2023

ALAB	Azorra	Accounts receivable	Accounts receivable	118,013	-
ALAB	Azorra	Security deposits	Deposits	46,213	4,643
Azorra	ALAB	Leases	Leases	(473,428)	(302,947)
Azorra	Azul Investments	Leases – Notes	Leases	(96,458)	(74,572)
Azorra	Azul	Leases – Convertible to equity	Leases	(150,441)	(102,683)

				Parent company
				Years ended
Revenue	Expense	Type of operation	Note	December 31, 2024	December 31, 2023
Azorra	ALAB	Interest incurred	Financial expense	78,451	17,106

31.2.8  Lilium

In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V. (“Lilium), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.

As of December 31, 2024, and 2023, the Company has no outstanding balances with Lilium.

31.2.9 United

The Company has agreements with United Airlines Inc. (“United”), one of its shareholders, for the use of the loyalty program and for the re-accommodation of passengers. As of December 31, 2024, the balance is not significant.

32.   EQUITY

32.1 Issued capital

	Parent company and Consolidated
	Value		Quantity
Description	Company’s capital	AFAC (a)	Common shares	Preferred shares

At December 31, 2022	2,313,941	61	928,965,058	335,623,408

Capital payment	880	(880)	-	-
Share-based payment	-	1,608	-	124,388

At December 31, 2023	2,314,821	789	928,965,058	335,747,796

Capital payment	807	(807)	-	-
Share-based payment	-	18	-	3,000

At December 31, 2024	2,315,628	-	928,965,058	335,750,796

(a) Advance for future capital increase.

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As established in the Company's bylaws, each common share entitles you to 1 (one) vote. Preferred shares of any class do not confer voting rights, however, they provide their holders with:

•	Capital repayment priority;

•	The right to be included in a public offer for the purchase of shares, due to the transfer of control of the Company, under the same conditions and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder;

•	The right to receive amounts equivalent to seventy-five (75) times the price per common share after the division of remaining assets among shareholders; and

•	The right to receive dividends equal to seventy-five (75) times the amount paid for each common share.

The Company's shareholding structure is presented below:

	Parent company and Consolidated
	December 31, 2024			December 31, 2023
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	2.2%	4.5%	67.0%	2.2%	4.5%
Acionistas Trip (a)	33.0%	1.8%	2.9%	33.0%	4.0%	5.0%
United Airlines Inc	-	5.5%	5.4%	-	8.0%	7.8%
Others (b)	-	90.4%	87.1%	-	85.7%	82.6%
Treasury shares	-	0.1%	0.1%	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.
(b)	Such balances refer to the “Black Rock” and “Other” lines disclosed on December 31, 2023.

The Company is authorized, by resolution of the Board of Directors, to increase the issued capital, regardless of any amendments to bylaws, with the issue of up to 230,000,000 (two hundred and thirty million) new preferred shares. The Board of Directors will set the conditions for the issue, including price and payment terms.

32.2 Treasury shares

32.2.1  Accounting policies

Own equity instruments that are acquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of these equity instruments. Any difference between the carrying amount and the fair value, if the share is reissued, is recognized in the share premium.

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32.2.2  Movement of treasury shares

	Parent company and Consolidated
Description	Number of shares	Amount paid	Average cost (in R$)

At of December 31, 2022	349,999	10,204	29.15

Repurchase	591,866	6,826	11.53
Transfers	(441,866)	(7,989)	-

At December 31, 2023	499,999	9,041	18.08

Repurchase	210,000	2,596	12.36
Alienation	(4,125)	(69)	-
Transfers	(441,379)	(7,234)	-

At December 31, 2024	264,495	4,334	16.39

In May 2024, the buyback plan for 1,300,000 preferred shares was approved, maturing in 18 months, in order to keep them in treasury to later meet the obligations of the RSU plan.

33.	EARNINGS (LOSS) PER SHARE

33.1	Accounting policies

The basic result per share is calculated by dividing the net income for the year attributed to the Company's controlling shareholders by the weighted average number of all classes of shares in circulation, except treasury shares, during the year.

Diluted earnings (loss) per share are calculated adjusting the weighted average number of shares outstanding, except those in treasury shares, by instruments potentially convertible into shares. However, due to the losses reported in the years ended December 31, 2024, and 2023, these instruments issued by the company have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.

Although there are differences between common and preferred shares as to voting and preemptive rights in the event of liquidation, the Company's preferred shares do not grant the right to receive fixed dividends. Preferred shares have economic power and the right to receive dividends 75 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the profit or loss for the year attributable to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

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33.2	Earnings (loss) per share calculation

	Parent company and Consolidated
	Years ended
Description	December 31, 2024	December 31, 2023

Numerator
Loss for the year	(9,151,371)	(2,380,456)

Denominator
Weighted average number of common shares	928,965,058	928,965,058
Weighted average number of preferred shares	335,275,653	335,145,967
Economic value of preferred shares	75	75
Weighted average number of equivalent preferred shares (a)	347,661,854	347,532,168
Weighted average number of equivalent common shares (b)	26,074,639,033	26,064,912,583
Weighted average number of presumed conversions	900,031,192	220,081,929
Weighted average number of preferred shares that would have been issued the average share price at the market price	2,377,040	4,041,744

Basic earnings (loss) per common share – R$	(0.35)	(0.09)
Diluted earnings (loss) per common share – R$	(0.35)	(0.09)
Basic earnings (loss) per preferred share – R$	(26.32)	(6.85)
Diluted earnings (loss) per preferred share – R$	(26.32)	(6.85)

(a)	This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(b)	This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

34.	SHARE-BASED PAYMENT

34.1	Accounting policies

The Company offers executives share-based compensation plans to be settled with Company shares or cash, according to which the Company receives services as consideration.

The cost of instruments is measured based on fair value on the date they were granted or on the date of these financial statements for phantom shares. To determine the fair value of purchase options, the Company uses the Black-Scholes model.

The cost of transactions settled with equity securities is recognized in profit or loss under “Salaries and Benefits”, together with corresponding increase in the “Capital reserve” or “Salaries and social charges” liability for phantom shares, over the period in which performance and/or service condition are met, ending on the date on which the employee acquires full right to the award (vesting date) or settlement and cancellation for phantom shares. The outstanding liability is revalued at fair value on the date of this financial statement.

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34.2	Compensation plans

The Company has three share-based compensation plans: the Stock Option Plan (“Option Plan”), the Restricted Stock Plan (“RSU”) and the Stock Purchase Plan ("phantom Shares"). All of them aim to stimulate and promote the alignment of the objectives of the Company, shareholders, management and employees, and mitigate the risks in the generation of value of the Company by the loss of its executives, strengthening their commitment and productivity in the long-term results.

The movement of the plans is shown below:

	Parent company and Consolidated
	Number of shares
Description	Option plan	RSU	Phantom shares	Total

At December 31, 2022	19,069,705	1,795,401	326.472	21,191,578

Granted	1,800,000	500.000	-	2,300,000
Exercised	(124.388)	(609.313)	(22.884)	(756.585)
Canceled	(223.633)	(142.023)	(56.658)	(422.314)

At December 31, 2023	20,521,684	1,544,065	246,930	22,312,679

Granted	4,200,000	1,007,253	-	5,207,253
Exercised	(3,000)	(608,472)	(18,177)	(629,649)
Canceled	(94.181)	(101.824)	(47.742)	(243.747)

At December 31, 2024	24,624,503	1,841,022	181.011	26,646,536

	Parent company and Consolidated
Description	December 31, 2024	December 31, 2023

Share price (in reais)	3.54	16.01
Weighted average price of the stock option (in reais)	5.97	12.93
Weighted average price of the phantom shares (in reais)	10.35	10.35
Cash inflow stock option	18	1,608
Flat cash inflow of phantom shares	188	237
Total obligation related to the phantom shares plan	36	1,736
Income tax regarding RSU transfer	1,439	3,239
Number of shares equivalent to RSU IR	167,093	167,447

The expenses of share-based compensation plans are shown below:

	Consolidated
	Years ended
Description	December 31, 2024	December 31, 2023

Stock option	38,794	61,646
RSU	6,361	9,093
Phantom shares	(1,700)	904

	43,455	71,643

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Due to the reduction in the share value in the year ended December 31, 2023, from R$16.01 to R$3.54, there was a decrease in the estimated remuneration of phantom shares and consequently a reversal of the expense recorded in previous periods.

34.3	Assumptions

34.3.1	Stock option

During the fourth quarter the 2024, the Company granted two programs with the following conditions:

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	442,796	442,796
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	1.6	4.0	1,774,418	1,701,057	865,714
August 8, 2022	11.07	6.40	68.8%	-	13.2%	33.3%	0.6	3.0	1,514,999	1,381,249	1,029,124
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	-	1.0	4,900,000	4,824,333	4,824,333
August 19, 2022	11.07	11.54	74.6%	-	12.7%	20.0%	2.6	5.0	8,900,000	8,900,000	-
July 7, 2023	15.60	10.80	75.4%	-	10.5%	25.0%	2.5	4.0	1,800,000	1,737,289	439,630
October 23, 2024	4.04	3.25	73.0%	-	12.9%	25.0%	3.8	4.0	2,200,000	2,200,000	-
December 14, 2024	4.17	2.16	72.8%	-	14.8%	25.0%	4.0	4.0	2,000,000	2,000,000	-
									34,647,866	24,624,503	9,039,376

34.3.2  RSU

During the fourth quarter the 2024, the Company granted two programs with the following conditions:

Date of grant	Exercise rate per tranche	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised
July 7, 2021	25.0%	42.67	0.5	4.0	300,000	55,017
July 7, 2022	25.0%	11.72	1.5	4.0	335,593	143,243
July 7, 2022	25.0%	11.72	1.5	4.0	671,186	270,095
July 7, 2023	25.0%	19.32	2.5	4.0	500,000	365,414
October 23, 2024	25.0%	5.48	3.8	4.0	671,502	671,502
December 13, 2024	25.0%	4.17	4.0	4.0	335,751	335,751
					2,814,032	1,841,022

34.1.3  Phantom shares

Date of grant	Option exercise price (in reais)	Average fair value of option	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding	Total options available for exercise
August 7, 2018	20.43	0.04	75.8%	-	15.4%	25.0%	-	4.0	707,400	53,520	53,520
April 30, 2020	10.35	0.22	75.8%	-	15.4%	33.3%	-	3.0	3,250,000	99,761	99,761
April 30, 2020	10.35	0.47	75.7%	-	15.7%	25.0%	-	4.0	1,600,000	26,300	26,300
August 17, 2021	33.99	0.16	75.%	-	15.7%	25.0%	0.6	4.0	580,000	1,430	1,430
									6,137,400	181,011	181,011

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35.	SALES REVENUE

35.1	Accounting policies

35.1.1  Revenue from passenger transport and loyalty program

Revenue from passenger transport is recognized when air transportation is actually provided. Tickets sold, but not yet used are recorded as “Air traffic liability and loyalty program” account, net of breakage revenue estimate (note 27).

Other revenues that include charter flights, rescheduling fees, baggage dispatch and other additional services are recognized along with the primary passenger transport obligation passengers.

In the loyalty program, customers accumulate points based on the amount spent on air transportation and in accordance with the partners' rules. The number of points depends on the customer's category in the loyalty program, market, fare class and other factors including promotional campaigns.

After the sale of a ticket, the Company recognizes a portion of ticket sales as revenue when the transportation service occurs and defers the portion corresponding to loyalty program points in accordance with CPC 47 – Customer Contract Revenue, equivalent to IFRS 15.

The Company determines the estimated selling price of the air transportation and points as if each element had been sold on a separate basis and was therefore based on the stand-alone selling price.

The Company also sells loyalty program points to customers and partners, including credit card companies, financial institutions and retail companies. The related revenue is deferred and recognized when points are redeemed, based on the weighted average price of points sold.

Points not used are recorded under “Air traffic liability and loyalty program”, until their effective use or expiration.

Other revenues

Other revenues mainly include the transportation of cargo and travel packages and are recognized when performance obligations are met.

35.2	Breakdown of sales revenue

	Consolited
	Years ended
Description	December 31, 2024	December 31, 2023

Passenger revenue	18,125,685	17,229,732
Other revenues	1,506,303	1,487,286
Total	19,631,988	18,717,018
Taxes levied
Passenger revenue (a)	(2,550)	(2,004)
Other revenues	(103,230)	(160,589)
	-	-
Total taxes	(105,780)	(162,593)
	-	-
Total revenue	19,526,208	18,554,425

(a)	As of January 1, 2023, the PIS and COFINS rates on revenues arising from regular passenger air transport activities were reduced to zero, in accordance with Law 14,592/2023.
83

Revenues by geographical location are as follows:

	Consolited
	Years ended
Description	December 31, 2024	December 31, 2023

Domestic revenue	16,084,172	14,675,974
Foreign revenue	3,442,036	3,878,451

Total revenue	19,526,208	18,554,425

36.	COSTS AND EXPENSES BY NATURE

	Parent company		Consolidated
	Years ended
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Cost of service
Aircraft fuel	-	-	(5,583,503)	(5,890,485)
Salaries and benefits	-	-	(2,538,629)	(2,274,180)
Airport taxes and fees	-	-	(1,074,818)	(1,059,258)
Auxiliary services for air transport	-	-	(872,481)	(807,563)
Maintenance	-	-	(789,222)	(898,282)
Depreciation and amortization (a)	-	-	(2,552,173)	(2,393,864)
Impairment	-	-	143,790	245,636
Insurance	-	-	(72,323)	(77,247)
Rental (b)	-	-	(268,060)	(225,051)
Other (b)	-	-	(703,015)	(1,797,724)
	-	-	(14,310,434)	(15,178,018)
Selling expenses
Salaries and benefits	-	-	(44,921)	(40,765)
Advertising and publicity	-	-	(889,224)	(779,264)
	-	-	(934,145)	(820,029)
Administrative expenses
Salaries and benefits	(26,230)	(30,871)	(139,322)	(93,419)
Depreciation and amortization (a)	-	-	(11,809)	(10,359)
Insurance	(7,265)	(12,245)	(7,265)	(12,245)
Other	(37,906)	(19,312)	(409,061)	(386,167)
	(71,401)	(62,428)	(567,457)	(502,190)
Other income (expenses)
Others (c)	(431)	71,624	(323,540)	(393,094)
	(431)	71,624	(323,540)	(393,094)

Total	(71,832)	9,196	(16,135,576)	(16,893,331)

(a)  Net of PIS and COFINS credits in the amount of R$1,468 in the year ended December 31, 2024 (R$1,723 on December 31, 2023).

(b)  Such balances refer to the “Other” line disclosed on December 31, 2023.

(c)   The revenue in 2023, in the parent company, refers to the debt forgiveness of loan between Azul and ALAB.

84

37.	FINANCIAL RESULT

37.1	Accounting policies

The financial result income and expenses include interest income, leases, loans and financing, exchange differences, changes in the fair value of financial assets and liabilities measured at fair value through profit or loss, gains and losses on derivative instruments, commissions and bank charges, among others. Interest income and expenses are recognized in the statement of profit or loss using the effective interest method.

37.2	Breakdown of financial result

	Parent company		Consolidated
	Years ended
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Financial income
Interest on short and long-term investments	96	272	148,162	91,353
Sublease receivables	-	-	1,754	13,314
TAP Bond fair value	-	-	37,610	66,053
Others	3,173	3,552	51,532	49,421
	3,269	3,824	239,058	220,141
Financial expenses
Interest on loans and financing (a)	(21,141)	-	(1,379,560)	(865,107)
Interest on reverse factoring	-	-	(10,224)	(17,010)
Interest on lease	-	-	(2,460,514)	(2,420,557)
Interest on convertible instruments	(273,826)	(242,608)	(273,826)	(242,608)
Interest accounts payable and airport taxes and fees	(36)	-	(328,937)	(418,066)
Interest on provisions	-	-	(76,989)	(257,419)
Interest on factoring credit card receivables	-	-	(327,771)	(334,896)
Amortized cost of loans and financing	(4,446)	-	(113,908)	(44,894)
Amortized cost of convertible instruments	-	(2,622)	-	(2,622)
Cost of financial operations	(345)	(581)	(130,285)	(84,453)
TAP Bond fair value	-	-	(14,842)	(25,736)
Restructuring of debentures	-	(352,430)	-	(352,430)
Restructuring of loan and financing	-	-	-	(199,635)
Others (b)	(8,244)	(4,805)	(130,558)	(343,338)
	(308,038)	(603,046)	(5,247,414)	(5,608,771)

Derivative financial instruments, net	437,035	(25,249)	317,729	(238,458)

Foreign currency exchange, net	(395,377)	79,821	(7,890,179)	1,625,064

Financial result, net	(263,111)	(544,650)	(12,580,806)	(4,002,024)

(a) Net of PIS and COFINS credits in the amount of R$19,534.

(b) These balances refer to the “Guarantee commissions” and “Others” disclosed on December 31, 2023.

38. RISK MANAGEMENT

38.1	Accounting policies

Operating activities expose the Company and its subsidiaries to the following financial risks: (i) market risk, related to interest rate, fuel price and exchange rate, (ii) credit risk and (iii) liquidity risk.

85

The risks are monitored by the Company’s management and can be mitigated through the use of swaps, terms and options.

All activities with derivative financial instruments for risk management are carried out by specialists with experience and adequate supervision. It is the Company's policy not to operate transactions for speculative purposes.

38.2	Fair value hierarchy of financial instruments

The following hierarchy is used to determine the fair value of financial instruments:

Level 1: quoted prices, without adjustment, in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs that have a significant effect on the fair value recorded are directly or indirectly observable; and

Level 3: techniques that use data that have a significant effect on the fair value recorded that are not based on observable market data.

The fair value hierarchy of the Company's consolidated financial instruments, as well as the comparison between book value and fair value, are identified below:

			Parent company
			Carrying amount		Fair value
Description	Note	Level	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Liabilities
Convertible debt instruments – conversion right	22	2	(51,740)	(488,775)	(51,740)	(488,775)

			Consolidated
			Carrying amount		Fair value
Description	Note	Level	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Assets
Long-term investments – TAP Bond	7	2	1,004,505	780,312	1,004,505	780,312
Derivative financial instruments	25	2	-	21,909	-	21,909

Liabilities
Loans and financing	20	-	(14,981,417)	(9,698,912)	(13,949,702)	(9,796,608)
Convertible debt instruments – conversion right	22	2	(51,740)	(488,775)	(51,740)	(488,775)
Derivative financial instruments	25	2	(65,375)	(69,745)	(65,375)	(69,745)

Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, were not disclosed.

86

38.3	Market risks

38.3.1  Interest rate risk

38.3.1.1  Sensitivity analysis

As of December 31, 2024, the Company held assets and liabilities linked to different types of interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact was considered only on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR
Description	Rate (p.a.)	December 31, 2024	Weighted Rate (p.a.)	December 31, 2024

Exposed assets (liabilities), net	12.2%	(430,428)	4.4%	(2,233,707)

Effect on profit or loss

Interest rate devaluation by -10%	10.9%	6,101	4.%	10,016
Interest rate devaluation by -25%	9.1%	15,253	3.3%	25,041
Interest rate appreciation by 10%	13.4%	(6,101)	4.8%	(10,016)
Interest rate appreciation by 25%	15.2%	(15,253)	5.5%	(25,041)

38.3.2  Aircraft fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of December 31, 2024, forward transactions on fuel (note 25).

38.3.2.1  Sensitivity analysis

The following table demonstrates the sensitivity analysis of the price fluctuation of QAV liter:

	Consolidated
	Exposure to price
Description	Average price per liter (in reais)	December 31, 2024

Aircraft fuel	4.4	(5,583,503)

Effect on profit or loss

Devaluation by -10%	4.0	558,350
Devaluation by -25%	3.3	1,395,876
Appreciation by 10%	4.8	(558,350)
Appreciation by 25%	5.5	(1,395,876)

38.3.3  Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

87

The equity exposure to the main variations in exchange rates is shown below:

	Parent company
	Exposure to US$		Exposure to €
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Assets
Cash and cash equivalents	503	706	464	388
Deposits	-	7,802	-	-
Related parties	2,877,759	1,578,332	-	-

Total assets	2,878,262	1,586,840	464	388

Liabilities
Convertible debt instruments	(1,182,368)	(1,201,610)	-	-
Leases	(2,683,165)	(1,659,739)	-	-
Accounts payable	(173,448)	(119,888)	-	-
Related parties	(823,581)	(649,232)	-	-

Total liabilities	(4,862,562)	(3,630,469)	-	-

Net exposure	(1,984,300)	(2,043,629)	464	388

Net exposure in foreign currency	(320,446)	(422,124)	72	73

	Consolidated
	Exposure to US$		Exposure to €
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Assets
Cash and cash equivalents	76,267	82,975	6,420	4,092
Long-term investments	-	-	1,004,505	780,312
Accounts receivable	687,396	115,024	2,927	2,876
Aircraft sublease	-	30,802	-	-
Deposits	3,257,360	2,196,474	11,581	-
Other assets	72,360	26,207	5,535	-

Total assets	4,093,383	2,451,482	1,030,968	787,280

Liabilities
Loans and financing	(13,720,427)	(8,889,048)	-	-
Leases	(21,250,461)	(14,043,101)	-	-
Convertible debt instruments	(1,182,368)	(1,201,610)	-	-
Accounts payable	(3,356,243)	(2,040,546)	-	-
Airport taxes and fees	(3,373)	(21,994)	-	-
Provisions (a)	(3,947,439)	(2,573,170)	-	-
Other liabilities (a)	(31,055)	(108,687)	(15)	-

Total liabilities	(43,491,366)	(28,878,156)	(15)	-

Net exposure	(39,397,983)	(26,426,674)	1,030,953	787,280

Net exposure in foreign currency	(6,362,415)	(5,458,590)	160,178	147,111

(a)	Such balances refer to the “Provisions and other liabilities” line disclosed on December 31, 2023.

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38.3.3.1  Sensitivity analysis

	Parent company
	Exposure to US$		Exposure to €
Description	Closing rate	December 31, 2024	Closing rate	December 31, 2024

Exposed assets (liabilities), net	6.2	(1,984,300)	6.4	464

Effect on profit or loss

Foreign currency devaluation by -10%	5.6	198,430	5.8	(46)
Foreign currency devaluation by -25%	4.6	496,075	4.8	(116)
Foreign currency appreciation by 10%	6.8	(198,430)	7.1	46
Foreign currency appreciation by 25%	7.7	(496,075)	8.0	116

	Consolidated
	Exposure to US$		Exposure to €
Description	Closing rate	December 31, 2024	Closing rate	December 31, 2024

Exposed assets (liabilities), net	6.2	(39,397,983)	6.4	1,030,953

Effect on profit or loss

Foreign currency devaluation by -10%	5.6	3,939,798	5.8	(103,095)
Foreign currency devaluation by -25%	4.6	9,849,496	4.8	(257,738)
Foreign currency appreciation by 10%	6.8	(3,939,798)	7.1	103,095
Foreign currency appreciation by 25%	7.7	(9,849,496)	8.0	257,738

38.4	Credit risk

Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, security deposits and maintenance reserves. The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over the counter (OTC) market with counterparties that maintain a relationship and can be contracted on commodity and futures exchanges (B3 and NYMEX), which mitigate and contributes to credit risk.

The Company assesses the risks of counterparties in financial instruments and diversifies exposure periodically.

38.5	Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of December 31, 2024 are as follows:

89

	Consolidated
Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	14,981,417	21,073,217	3,660,524	13,601,921	3,810,772
Leases	21,378,847	34,718,185	6,667,939	20,479,710	7,570,536
Convertible debt instruments	1,182,368	2,006,333	374,555	1,631,778	-
Accounts payable	5,309,621	5,666,072	4,252,796	869,788	543,488
Airport taxes and fees	1,377,419	1,395,699	586,659	369,287	439,753

	44,229,672	64,859,506	15,542,473	36,952,484	12,364,549

38.6	Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company's Management continually monitors its net debt.

39. NON-CASH TRANSACTIONS

	Parent company
Description	Security deposits	Transfers	Total

Deposits	(8,811)	-	(8,811)
Other assets	8,811	-	8,811
Leases	-	(1,023,426)	(1,023,426)
Related parties	-	1,023,426	1,023,426
December 31, 2024	-	-	-

		Parent company
Descrição		Transfers	Total

Accounts payable		118,809	118,809
Leases		1,659,740	1,659,740
Related parties		(1,778,549)	(1,778,549)
December 31, 2023		-	-

90

	Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Reverse factoring	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Lease Modifications	Transfers	Others	Total

Accounts receivable	-	-	-	-	240,950	-	(92,703)	(600,978)	-	-	-	-	-	(452,731)
Aircraft sublease	-	-	-	-	-	-	(9,467)	-	-	-	-	(27,086)	-	(36,553)
Inventories	-	-	-	-	-	-	-	-	-	-	-	(2,261)	(9,878)	(12,139)
Deposits	-	-	-	-	(81,304)	-	-	-	-	-	-	-	-	(81,304)
Property and equipment	875,504	-	-	-	-	-	-	-	-	-	-	(8,496)	(53,137)	813,871
Right-of-use assets	-	229,091	-	-	-	-	-	-	2,765,174	713,649	234,860	66,248	-	4,009,022
Intangible assets	-	-	65,659	-	-	-	-	-	-	-	-	(37)	-	65,622
Other assets	-	-	-	230,222	-	-	-	-	-	-	-	(28,368)	-	201,854
Loans and financing	-	-	-	-	-	-	-	(654,854)	-	-	-	-	-	(654,854)
Leases	-	-	-	-	-	-	102,170	-	(2,771,846)	-	(231,459)	-	-	(2,901,135)
Accounts payable	(875,504)	(229,091)	(65,659)	(230,222)	(159,646)	208,804	-	1,255,832	2,769	-	-	-	63,015	(29,702)
Reverse factoring	-	-	-	-	-	(208,804)	-	-	-	-	-	-	-	(208,804)
Provisions	-	-	-	-	-	-	-	-	-	(713,649)	(3,401)	-	-	(717,050)
Other liabilities	-	-	-	-	-	-	-	-	3,903	-	-	-	-	3,903
December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Consolidado
Descrição	Aquisição de bens do ativo imobilizado	Aquisição de manutenção capitalizada	Aquisição de bens do ativo intangível	Reservas para manutenção	Acordos de financiamento de fornecedores	Empréstimos e financiamentos	Retroarrenda - mento	Compensações de subarrendamento	Compensações de arrendamento	Aquisição de arrendamentos	Constituição de ARO	Modificações	Transferências	Total

Contas a receber	-	-	-	-	-	-	-	-	(401,267)	-	-	-	587,157	185,890
Subarrendamento de aeronaves	-	-	-	-	-	-	-	(39,505)	-	-	-	-	-	(39,505)
Estoques	-	-	-	-	-	-	-	-	-	-	-	-	22,110	22,110
Depósitos	-	-	-	116,173	-	-	-	-	-	-	-	-	(587,157)	(470,984)
Adiantamentos a fornecedores	-	-	-	-	-	-	-	-	-	-	-	-	(2,783,489)	(2,783,489)
Imobilizado	208,154	-	-	-	-	79,222	(3,845)		(641)	5,052	-	-	73,310	361,252
Direito de uso	-	229,884	-	-	-	-	-	-	-	1,084,930	501,864	987,188	(18,792)	2,785,074
Intangível	-	-	82,712	-	-	-	-	-	-	-	-	-	192	82,904
Empréstimos e financiamentos	-	-	-	-	-	(79,222)	-	-	-	-	-	-	1,067	(78,155)
Arrendamentos	-	-	-	-	-	-	-	39,505	239,000	(1,137,073)	-	(1,237,322)	(24,207)	(2,120,097)
Fornecedores	(208,154)	(229,884)	(82,712)	(116,173)	391,676	-	3,845	-	38,950	10,785	-	-	2,672,703	2,481,036
Acordos de financiamento de fornecedores	-	-	-	-	(391,676)	-	-	-	-	-	-	-	-	(391,676)
Provisões	-	-	-	-	-	-	-	-	-	-	(501,864)	250,134	97,819	(153,911)
Outros ativos e passivos	-	-	-	-	-	-	-	-	123,958	36,306	-	-	(40,713)	119,551
31 de dezembro de 2023	-	-	-	-	-	-	-	-	-	-	-	-	-	-

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40. COMMITMENTS

40.1	Aircraft acquisition

Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	Consolidated
Description	December 31, 2024	December 31, 2023

Lessors	17	31
Manufacturers	94	96
	111	127

The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 15.8% (15.8% on December 31, 2023) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	Consolidated
Description	December 31, 2024	December 31, 2023

2024	-	916,053
2025	1,960,910	1,290,764
2026	2,517,365	4,991,454
2027	5,910,751	4,359,775
2028 (a)	5,284,514	2,595,179
After 2028 (a)	10,569,028	5,190,358

	26,242,568	19,343,583

(a)	Such balances refer to the “After 2027” line disclosed on December 31, 2023.

40.2	Letters of credit

The position of the letters of credit in use by the Company is followed for the following purposes:

	Consolidated
	December 31, 2024		December 31, 2023
Description	R$	US$	R$	US$

Security deposits and maintenance reserve	2,379,135	384,209	1,979,883	408,957
Bank guarantees	7,005	-	9,161	-
	2,386,140	384,209	1,989,044	408,957

41. SUBSEQUENT EVENTS

41.1 Non-binding Memorandum of Understanding

In January 2025, the Company signed a non-binding memorandum of understanding (“MoU”) with Abra Group Limited (“Abra”) aligning the terms and conditions for the potential business combination between Azul and Gol Linhas Aéreas Inteligentes S.A. (“Gol”).

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The MoU understandings about the governance of the combined entity and reinforces their interest in continuing negotiations on a proposed share exchange ratio and other conditions. If the transaction is implemented, Azul and Gol will keep their operating certificates segregated under a single listed entity.

The closing of the transaction is subject to Abra and Azul agreeing on economic terms of the transaction, the satisfactory completion of due diligence, entering into definitive agreements, obtaining corporate and regulatory approvals (including from the Brazilian antitrust authorities), satisfaction of customary closing conditions the consummation of Gol’s Chapter 11 plan of reorganization and receipt by Abra of consideration thereunder.

41.2 Restructuring

In January 2025, the Company completed the restructuring of its obligations with substantially all bondholders, lessors and OEMs, and the closing of offering of Superpriority Notes (“Superpriority Notes”) issued by Azul Secured Finance LLP, together with exchange offers.

The comprehensive restructuring and recapitalization included a structured financing plan, focused on improving liquidity and cash generation, and reducing leverage, with almost US$1.6 billion in debt, with an additional US$525 million principal amount of capital raised, as summarized below:

41.2.1	Restructuring with Lessors, OEMs and Other Suppliers

The restructuring with lessors and OEMs contemplated:

• Elimination of equity issuance obligations owed to lessors and OEMs totaling approximately US$557 million, in exchange for 94 million new preferred shares in a one-time issuance to be completed in the first quarter of 2025;

• Extinguishment of US$243.6 million aggregate principal amount of existing notes held by certain lessors and OEMs (the “2030 Lessor/OEM Notes”) in exchange for other commercial considerations;

• Exchange of the remaining 2030 Lessor/OEM Notes for new unsecured notes due in 2032 and an option to pay interest in kind; and

• Binding definitive agreements with lessors, OEMs and other suppliers, enhancing additional cash flow improvements of over US$300 million across 2025, 2026 and 2027.

By achieving these results, Azul was able to access the full gross proceeds of the Superpriority Notes, including the additional US$100 million that had been reserved upon satisfaction of certain conditions.

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41.2.2	Restructuring and recapitalization of debt holders

41.2.2.1 Superpriority Notes

The Superiority Notes were issued on a private placement basis to a group of noteholders and holders of convertible debentures, as well as certain other existing noteholders, in the principal amount of US$525 million, with a variable rate and maturity in 2030, guaranteed by the Company, ALAB and substantially all of Azul’s other subsidiaries.

The Superpriority Notes are secured on a superpriority basis by a shared collateral package prior to payments on the New Exchange Notes and certain other debt and obligations of Azul pursuant to priorities established under an intercreditor agreement.

41.2.2.2 New Exchange Notes

In exchange for the existing notes subject to the Exchange Offer (“Existing Notes”), the subsidiary Azul Secured issued “New Notes” with the following terms:

(i)	US$1,048,839 in principal amount of 11.9% Senior Secured First Out Notes due 2028 (“New 2028 Notes”)

(ii)	US$238,015 in principal amount of 11.5% Senior Secured Second Out Notes due 2029 (“New 2029 Notes”), and

(iii)	US$546,620 in principal amount of 10.9% Senior Secured Second Out Notes due 2030 (“New 2030 Notes”).

The New 2028 Notes are secured on a “first out” basis after payments on the Superpriority Notes but prior to payments on the New 2029 Notes or the New 2030 Notes, among other debt and other obligations, pursuant to priorities established under an intercreditor agreement.

In addition, Azul has today entered into supplemental indentures to amend the terms of the Existing Notes pursuant to its solicitation of consents to eliminate substantially all of the restrictive covenants, events of default and related provisions in the Existing Notes and to release the collateral securing the Existing Notes.

The restructuring and recapitalization with the bondholders contemplated:

• Initial financing: US$150 million funded in October 2024, which was fully repaid in January 2025;

• 2030 Senior Notes: US$525 million principal amount, with interest on the principal amount can be paid in kind or in cash at Azul’s election; and

•	Equitization into preferred shares (including represented by ADRs) of US$784.6 million of the new exchanged 2029 and 2030 notes (“New Exchange Notes”), as follows:

o	35.0% of the principal amount of the New Exchange Notes shall be equitized no later than April 30, 2025; and

o	12.5% of the principal amount of the New Exchange Notes shall be equitized upon completion of an equity offering that raises net proceeds of at least US$200 million.

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The remaining 52.5% of the principal amount of the New Exchange Notes shall be exchanged no later than April 30, 2025 into new exchangeable with interest at a rate of 4.0% cash plus 6.0% PIK.

41.3	Approval of the share capital increase limit

On February 4, 2025, the Board of Directors, approved the Company's capital increase, within the limit of the authorized capital provided for in Article 6 of the Company's Bylaws, through the private subscription of new preferred shares, in the amount of, at least, R$1,509,288 and, at most, R$6,132,393, with the issuance of at least 47,033,273 and a maximum of 191,101,066 preferred shares, all nominative and with no par value, at an issue price of R$32.0897878718 reais per preferred share, which was fixed without unjustified dilution for the current shareholders, based on negotiations between the Lessors/OEMs and the Company, independent and unrelated parties with different interests, taking into consideration, among other aspects, the criteria set out in items I and III of article 170, paragraph 1 of Law 6,404/1976 (“Capital Increase”).

Pre-emptive rights will be granted to holders of common and preferred shares issued by the Company, under the terms of article 171 of Law No. 6,404/1976, in accordance with the information provided in the Notice to Shareholders.

41.4 Approval of the share capital increase limit subject to approval of the Bylaws

On February 20, 2025, the Board of Directors approved, subject to the approval of the change in the limit of the authorized capital at the Extraordinary General Meeting of February 25, 2025 (“EGM”), the Company's capital increase, within the limit of the authorized capital, under the new wording of article 6 of the Company's Bylaws submitted to the EGM, through the private subscription of new common shares and new preferred shares, to be issued in the current existing proportion, in the amount of, at least, R$72,000 and, at most, R$3,370,259, with the issuance of at least 1,200,000, and a maximum of 2,000,000 new common shares and 722,280 new preferred shares, all registered and with no par value, at an issue price of R$0.06 reais for the New Common Shares and R$4.50 reais for the New Preferred Shares.

The differences between the issue price of the New Common Shares and the New Preferred Shares arises exclusively from the ratio of 1:75 corresponding to the economic benefit attributed by the Bylaws to the preferred shares. Thus, all the Company's shareholders will be subscribing for shares at the same economically equivalent price.

Elton Flavio Ribeiro

CRC 1SP 253891/O-0

Controllership, tax and internal control director

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 24, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer